SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of Financial Position

The principal components of assets and liabilities at each period, as follows:

Assets	03-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Current assets	2,811,828	2,651,920
Non-current assets	11,050,867	11,018,471

Total assets	13,862,695	13,670,391

Liabilities	03-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Current liabilities	1,116,932	1,034,251
Non-current liabilities	5,975,674	5,989,695
Non–parent participation	40,683	37,735
Net equity attributable to parent company	6,729,406	6,608,710

Total net equity and liabilities	13,862,695	13,670,391

As of March 31, 2016, total assets increased U.S.$192 million compared to December 31, 2015, equivalent to a 1.41% of variations. This deviation was driven mainly by increases in the balance of cash and cash equivalents, properties, plant and equipment and biological assets, partially offset by a decrease in trade and other accounts receivable.

Total liabilities, in turn, increased by U.S.$69 million mainly attributable to an increase in non-financial liabilities as a result of the registration of provision for minimum dividends.

The main financial and operating indicators as of the dates and periods indicated below are as follows:

Liquidity ratios	03-31-2016	12-31-2015
Current Liquidity (current assets / current liabilities)	2.52	2.56
Acid ratio (( current assets-inventories, biological assets) / current liabilities)	1.42	1.42

Debt indicators	03-31-2016	12-31-2015
Debt to equity ratio (total liabilities / equity)	1.05	1.06
Short-term debt to total debt (current liabilities / total liabilities)	0.16	0.15
Long-term debt to total debt (non-current liabilities / total liabilities)	0.84	0.85

	03-31-2016	12-31-2015
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	2.14	2.86

Activity ratio	03-31-2016	12-31-2015
Inventory turnover-time (cost of sales / inventories + current biological assets)	2.75	2.95
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	3.63	3.89
Inventory permanence-days ((inventories + biological assets) /cost of sales)	130.93	122.16
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	99.30	95.45

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

As of March 31, 2016 the short-term debt represented 16% of total liabilities (15% as of December 31, 2015).

Our financial expenses coverage ratio decreased from 2.86 to 2.14, mainly due to the higher earnings before taxes for the period ended March 31, 2015, compared to the same period of 2016.

b)	Statements of income

Income before income tax

Income before income tax registered a profit of U.S.$80 million compared to a profit of U.S.$127 million in the same period of 2015. The negative variation of U.S.$46 million is explained by the factors described in the following table:

Item	MU.S.$
Gross margin	(97)
Distribution and Administrative Expenses	32
Other income/ expenses by function	7
Exchange differences	9
Others	3

Net change in income before income tax	(46)

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	03-31-2016 ThU.S.$	03-31-2015 ThU.S.$
Pulp	525,831	573,394
Timber	591,740	666,381
Forestry	22,250	28,678
Other	6,204	8,662

Total revenues	1,146,025	1,277,115

Sales costs	03-31-2016 ThU.S.$	03-31-2015 ThU.S.$
Wood	188,850	184,429
Forestry work	131,728	149,638
Depreciation and amortization	87,429	87,824
Other costs	418,517	438,640

Total sales costs	826,524	860,531

Profitability index	03-31-2016	12-31-2015
Profitability on equity	3.16	5.46
Profitability on assets	1.54	2.59
Return on operating assets	2.93	4.13

Profitability ratios	03-31-2016	12-31-2015
Income per share (U.S.$) (1)	0.45	0.75
Income after tax (ThU.S.$) (2)	52,919	85,691
Gross margin (ThU.S.$)	319,501	416,584
Financial costs (ThU.S.$)	(70,285)	(68,196)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes non-controlling interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

EBITDA	03-31-2016 MU.S.$	03-31-2015 MU.S.$
Gain (loss)	52.9	85.7
Finance costs	70.3	68.2
Financial income	(11.3)	(10.5)
Expenses for income tax	27.4	40.9
EBIT	139.3	184.3
Depreciation and amortization	94.6	94.7
EBITDA	233.8	279.0
Cost at fair value of the harvest	69.5	73.9
Gain from changes in fair value of biological assets	(50.5)	(46.8)
Exchange difference	(1.1)	7.9
Others*	0.0	11.4
Adjusted EBITDA	251.8	325.4

*	2015: Forest loss provision MU.S.$11.4

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing. For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy. In the case of long-term debt, corporate bond issuances in the local market and also in international markets are used as sources of new resources. Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission.

We believe that there are no material differences between the economic value of our assets and the value reflected in these Financial Statements.

4. MARKET SITUATION

Pulp Division

During the first quarter of 2016, short fiber prices continued a downward trend that had started during the fourth quarter. On the other hand, long fiber prices remained moderately stable after the decline during the fourth quarter of 2015. Short fiber prices continue to be pressured downward due to additional supply in markets as well as high inventories of some producers. In particular, Brazilian producers decided during this quarter to decrease their inventory, due to less demand for paper in their local market and a still favorable exchange rate for exports between Brazilian reals and U.S. dollars. Overall, inventories have remained fairly stable, decreasing one day in both fibers compared to the fourth quarter, although there was a surge in inventories from December to January of six days.

In Asia, the price of bleached long fiber was stable and ended the quarter with a U.S.$ 10 or 2% gain. Alternatively, unbleached long fiber suffered a price slump between January and February of approximately 10%, subsequently regaining price and ending the quarter at similar levels to bleached long fiber. In the case of short fibers, prices showed a deterioration in of U.S.$ 50 or 8.5% during the first quarter of 2016. Nevertheless, signs of improvement

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

are starting to show, indicating that minimum levels are being promptly reached. The Chinese New Year, a seven-day holiday, also decreased demand during February. The rest of Asia follows Chinese prices trends, although some markets such as Korea have started to face more competition from non-traditional markets, adding further pressure to prices.

In European markets, high inventory levels in short fiber caused price discounts of U.S.$ 60 or 8%. Brazilian producers looking to lower their inventories at favorable exchange rates, focused their exports to European markets, where they have better logistics. Conversely, long fiber prices remained stable, with no significant variances during the quarter.

The Middle East also saw a decline in short fiber prices due to an oversupply from producers who sold surplus volumes in these markets in order to try to release price pressures from Europe and China.

In Latin America, Brazil was the most negatively affected, with a decline in demand for pulp for the production of paper and fluff for the production of absorbent products.

Unitary costs for bleached softwood pulp decreased 6.4%, while unbleached softwood pulp decreased 4.7% during this quarter. There were no scheduled maintenance stoppages during this quarter. Our Arauco Mill had a two-week stoppage due to a failure in the effluent system. Hardwood pulp costs remained stable, increasing 0.02% in comparison to last quarter.

Pulp production remained fairly stable, with a 1.5% increase from the fourth quarter of 2015. Arauco aims to maintain its production at optimum levels in order to remain competitive in costs. On the other hand, sales volume varies with market conditions, which this quarter caused a decrease of 4.0%.

Timber Division

Our wood products business overall decreased in production due to less demand. However, markets are already showing signs of a trend turnover from a negative to a positive trend.

For sawn timber, less demand and some work stoppages decreased sawn timber production by 4.7% compared to last quarter. Despite these setbacks, the market tendency has shown sign of reverting, which will probably be evidenced more fully during the second quarter of this year. Market demand has also shown an increase in momentum. In Asia, there was an increase in demand for wood for packaging, and we have been able to increase prices for our products, especially in Korea and Japan. Demand for wood packaging also increased in the Middle East, but prices increases have come at a slower pace. The moldings market continues to remain dynamic in North America, although prices have decreased due to the effect of Brazilian producers in this market.

In the panels market, there has been in general a greater supply of MDF, leading to production adjustments in our mills in Chile, Argentina, and Brazil. In North America, MDF prices have also declined due to more competition from Brazil and Canada. Due to seasonality in the Northern Hemisphere, however, demand has increased. In Mexico, despite the startup of a new panel mill, Arauco has been able to maintain sales levels in MDF and melamine.

Due to less competitiveness in Argentina´s exports, everything produced locally was sold within the country, in turn forcing lower production. This, added with the fact that more

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

imports from Brazil are also reaching the market, has led to less production in this country. The rest of Latin America has shown signs of recovery compared to last quarter, which has enabled an overall increase our volume sales in this region.

5. ANALYSIS OF CASH FLOW

The main components of net cash flow in each period are as follows:

	03-31-2016 ThU.S.$	03-31-2015 ThU.S.$
Positive (negative) Cash flow

Cash flow from operating activities	227,163	211,067
Cash flow from (used in) financing activities:
Loan and bond payments	35,887	(41,400)

Others	(380)	(395)

Cash flow from (used in) investment activities:
Loans to related companies	0	(2,610)
Incorporation and sale of property, plant and equipment	(77,325)	(63,007)
Incorporation and sale of biological assets	(36,772)	(30,719)
Others	704	889

Positive Net cash flow (negative)	149,277	73,825

The financing cash flow has a positive balance of U.S.$35 million in the current period with variations on the previous period (negative balance of U.S.$42 million) mainly due to an increase in bank loans received.

In relation to the flow of investment at the end of the current period, there was a negative balance of U.S.$113 million (U.S.$95 million in the same period of 2015), mainly due to greater disbursements for the acquisition of properties, plant and equipment and biological assets

6. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of March 31, 2016, a ratio of fixed rate debt to total consolidated debt of approximately 85.9%, which it believes is consistent with industry standards. The Company does not participate in futures trading as to maintain one of the lowest cost structures in the industry, the risks for price fluctuations are bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

In the report to the Consolidated Financial Statements as of March 31, 2016, a detailed analysis of the risks associated with the business of Arauco is available (See Note 23).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	03-31-2016 (Unaudited) ThU.S.$	12-31-2015 ThU.S.$

Assets
Current Assets
Cash and cash equivalents	5	642,711	500,025
Other current financial assets	23	21,763	32,195
Other current non-financial assets	25	152,841	133,956
Trade and other current receivables	23	684,448	733,322
Accounts receivable from related companies	13	8,686	3,124
Current Inventories	4	913,950	909,988
Current biological assets	20	308,916	306,529
Current tax assets		75,150	64,079
Total Current Assets other than assets or disposal groups classified as held for sale		2,808,465	2,683,218
Non-Current Assets or disposal groups classified as held for sale	22	3,363	3,194

Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		3,363	3,194

Total Current Assets		2,811,828	2,686,412
Non-Current Assets
Other non-current financial assets	25	758	595
Other non-current non-financial assets	23	126,786	125,516
Trade and other non-current receivables		14,518	15,270
Investments accounted for using equity method	15	264,356	264,812
Intangible assets other than goodwill	19	86,820	88,112
Goodwill	17	72,235	69,475
Property, plant and equipment	7	6,911,968	6,896,396
Non-current biological assets	20	3,569,514	3,520,068
Deferred tax assets		3,912	3,735
Total non-Current Assets		11,050,867	10,983,979
Total Assets		13,862,695	13,670,391

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	03-31-2016 (Unaudited) ThU.S.$	12-31-2015 ThU.S.$

Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	365,488	296,038
Trade and other current payables	23	572,606	583,018
Accounts payable to related companies	13	5,870	7,141
Other current provisions	18	805	858
Current tax liabilities		6,363	10,976
Current provisions for employee benefits	10	5,007	4,497
Other current non-financial liabilities	25	160,793	131,723

Total current liabilities other than assets included in disposal groups classified as held for sale		1,116,932	1,034,251

Total Current Liabilities		1,116,932	1,034,251
Non-Current Liabilities
Other non-current financial liabilities	23	4,190,139	4,236,965
Other non-current provisions	18	35,338	34,541
Deferred tax liabilities	6	1,637,652	1,619,012
Non-current provisions for employee benefits	10	57,727	51,936
Other non-current non-financial liabilities	25	54,818	47,241
Total non - current liabilities		5,975,674	5,989,695
Total liabilities		7,092,606	7,023,946
Equity
Issued capital		353,618	353,618
Retained earnings		7,238,725	7,204,452
Other reserves		(862,937)	(949,360)
Equity attributable to parent company		6,729,406	6,608,710
Non-controlling interests		40,683	37,735
Total equity		6,770,089	6,646,445

Total equity and liabilities		13,862,695	13,670,391

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Note	January-March
		(Unaudited)
		2016	2015
		ThU.S.$	ThU.S.$
Income Statement

Revenue	9	1,146,025	1,277,115
Cost of sales	3	(826,524)	(860,531)
Gross profit		319,501	416,584
Other income	3	58,017	55,520
Distribution costs	3	(110,189)	(126,602)
Administrative expenses	3	(112,708)	(128,468)
Other expense	3	(20,509)	(25,512)
Profit (loss) from operating activities		134,112	191,522
Finance income	3	11,312	10,483
Finance costs	3	(70,285)	(68,196)

Share of profit (loss) of associates and joint ventures accounted for using equity method	15	4,038	615
Exchange rate differences		1,109	(7,859)
Income before income tax		80,286	126,565
Income Tax	6	(27,367)	(40,874)
Net Income		52,919	85,691

Net income attributable to

Net income attributable to parent company		52,174	84,887

Income attributable to non-controlling interests		745	804
Profit (loss)		52,919	85,691

Basic earnings per share

Basic earnings per share from continuing operations		0.0004611	0.0007502

Basic earnings per share		0.0004611	0.0007502

Earnings per diluted shares

Earnings per diluted share from continuing operations		0.0004611	0.0007502

Earnings per diluted share		0.0004611	0.0007502

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Note	January-March
		2016	2015
		ThU.S.$	ThU.S.$

Profit (loss)		52,919	85,691
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax actuarial gains losses on defined Benefit plans		(2,041)	(1,217)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss before tax		(700)	(448)
Other Comprehensive Income that will not be reclassified to profit or loss before tax		(2,741)	(1,665)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	88,907	(196,726)
Other Comprehensive Income before tax exchange differences on translation		88,907	(196,726)
Cash flow hedges
Gains (losses) on cash flow hedges, before tax		5,986	5,806
Reclassification adjustments on cash flow hedges before tax		(2,616)	(2,384)
Other Comprehensive Income before tax Cash flow hedges		3,370	3,422
Other Comprehensive income that will be reclassified to profit or loss before tax		92,277	(193,304)
Income tax relating to components of other comprehensive Income that will not be reclassified to profit or loss before tax
Income tax relating to defined benefit plans of other comprehensive income		562	274
Income tax relating to components of other comprehensive Income that will be reclassified to profit or loss before tax
Income tax relating to cash flow hedges of other comprehensive income	6	(1,378)	(773)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss abstract		(1,378)	(773)
Other comprehensive income		88,720	(195,468)
Comprehensive income		141,639	(109,777)

Comprehensive Income attributable to
Comprehensive income, attributable to owners of parent company		138,597	(104,922)
Comprehensive income, attributable to non-controlling interests		3,042	(4,855)
Total comprehensive income		141,639	(109,777)

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Unaudited 03-31-2016	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2016	353,618	(872,770)	(55,396)	(16,668)	(4,526)	(949,360)	7,204,452	6,608,710	37,735	6,646,445
Changes in Equity:
Comprehensive income
Net income							52,174	52,174	745	52,919
Other comprehensive income, net of tax		86,610	1,992	(1,479)	(700)	86,423		86,423	2,297	88,720
Comprehensive income	0	86,610	1,992	(1,479)	(700)	86,423	52,174	138,597	3,042	141,639
Dividends							(17,901)	(17,901)	(32)	(17,933)
Increase (decrease) through for transfers and other changes equity							0	0	(62)	(62)
Changes in equity	0	86,610	1,992	(1,479)	(700)	86,423	34,273	120,696	2,948	123,644
Closing balance at 03/31/2016	353,618	(786,160)	(53,404)	(18,147)	(5,226)	(862,937)	7,238,725	6,729,406	40,683	6,770,089

Unaudited 03-31-2015	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2015	353,618	(498,495)	(53,022)	(15,790)	(3,745)	(571,052)	6,984,564	6,767,130	47,606	6,814,736
Changes in Equity:
Comprehensive income
Net income							84,887	84,887	804	85,691
Other comprehensive income, net of tax		(191,069)	2,649	(941)	(448)	(189,809)		(189,809)	(5,659)	(195,468)
Comprehensive income	0	(191,069)	2,649	(941)	(448)	(189,809)	84,887	(104,922)	(4,855)	(109,777)
Dividends							(34,528)	(34,528)	(41)	(34,569)
Increase (decrease) for transfer and other changes							0	0	(708)	(708)
Changes in equity	0	(191,069)	2,649	(941)	(448)	(189,809)	50,359	(139,450)	(5,604)	(145,054)
Closing balance at 03/31/2015	353,618	(689,564)	(50,373)	(16,731)	(4,193)	(760,861)	7,034,923	6,627,680	42,002	6,669,682

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	03-31-2016	03-31-2015
	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS

Cash Flows from (used in) Operating Activities

Classes of cash receipts from operating activities

Receipts from sales of goods and rendering of services	1,308,350	1,398,027

Other cash receipts from operating activities	129,125	116,281
Classes of cash payments
Payments to suppliers for goods and services	(935,629)	(1,031,804)
Payments to and on behalf of employees	(125,310)	(133,611)
Other cash payments from operating activities	(64,770)	(56,274)
Interest paid	(72,296)	(75,647)
Interest received	3,918	3,135
Income taxes refund (paid)	(13,280)	(13,624)
Other (outflows) inflows of cash, net	(2,945)	4,584
Net Cash flows from Operating Activities	227,163	211,067

Cash flows (used in) investing activities

Loans to related parties	0	(2,610)
Proceeds from sale of property, plant and equipment	2,338	170
Purchase of property, plant and equipment	(79,663)	(63,177)
Purchase of intangible assets	(521)	(907)
Proceeds from other long-term assets	4	0
Purchase of other non-current assets	(36,776)	(30,719)
Other outflows of cash, net	1,225	1,796
Cash flows used in Investing Activities	(113,393)	(95,447)

Cash flows from (used in) Financing Activities

Total loans obtained	208,487	26,348
Loans obtained in long term	297	0
Proceeds from short-term borrowings	208,190	26,348
Repayments of borrowings	(172,600)	(67,748)
Other inflows of cash, net	(380)	(395)
Cash flows from (used in) Financing Activities	35,507	(41,795)

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	149,277	73,825
Effect of exchange rate changes on cash and cash equivalents	(6,591)	(4,119)

Net increase (decrease) of Cash and Cash equivalents	142,686	69,706
Cash and cash equivalents, at the beginning of the period	500,025	971,152
Cash and cash equivalents, at the end of the period	642,711	1,040,858

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2016 AND 2015 AND DECEMBER 31, 2015

NOTE 1. PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “SVS”) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer with the Securities and Exchange Commission (SEC) of the United States of America.

Forestal Cholguán S.A., subsidiary of Arauco, is also registered in the Securities Registry as No. 030.

The Company’s head office address is El Golf Avenue 150, floor 14th, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of forestry and timber products. Its main operations are focused on the following business areas: Pulp, Plywood and Fiberboard Panels, Sawn Timber and Forestry.

Arauco is controlled by Empresas Copec S.A., which owns 99.9780% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the SVS.

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through the entity Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controlling shareholder of our parent company Empresas Copec S.A.

Arauco’s Interim Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Interim Consolidated Financial Statements

The Financial Statements presented by Arauco as of March 31, 2016 are:

•	Interim Consolidated Statements of Financial Position as of March 31, 2016 and December 31, 2015.

•	Interim Consolidated Statements of Comprehensive Income by function for the periods between January 1 and March 31, 2016 and 2015

•	Interim Statements of Other Consolidated Comprehensive Income for the periods between January 1 and March 31, 2016 and 2015

•	Interim Consolidated Statements of Changes in Equity for the periods between January 1 and March 31, 2016 and 2015.

•	Interim Consolidated Statements of Cash Flows – Direct Method for the periods between January 1 and March 31, 2016 and 2015.

•	Explanatory disclosures (notes)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Period Covered by the Interim Consolidated Financial Statements

Period between January 1 and March 31, 2016.

Date of Approval of Interim Consolidated Financial Statements

These interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Session N° 548 held on May 16, 2016 for the period between January 1 and March 31, 2016.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. – Inflation index-linked units of account

EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization

ICMS – Tax movement of inventories and services (Brazil)

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) Dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. Dollars, while their costs of sales are to a large extent related or indexed to the U.S. Dollar.

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

For the pulp operating segment, most of the sales are exports denominated in U.S. Dollars and costs are mainly related to plantation costs which are settled in U.S. Dollars.

For the sawn timber, panel and forestry operating segments, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. Dollars, which is also the case for the cost structure of the related raw materials.

The presentation currency of the consolidated financial statements is the U.S. Dollar. Figures on these interim consolidated financial statements are presented in thousands of U.S. Dollar (ThU.S.$).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Summary of significant accounting policies

a)	Basis for preparation of consolidated financial statements

The interim Consolidated Financial Statements of Arauco for the three-month period ended March 31, 2016, and for the year ended December 31, 2015, present in all material respects its financial position, its results of operations and its cash flows in accordance with the standards of the Superintendency of Securities and Insurance (SVS) that consider the IFRS, except as instructed in the Official Circular Letter No 856 of the Superintendency of Securities and Insurance which provides in an exceptional form of accounting of changes in assets and liabilities for deferred tax caused by Law No. 20,780, published in the Official Journal on September 29, 2014 (See Note 6).

The interim consolidated financial statements have been prepared on the historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b)	Critical accounting estimates and judgments

The preparation of these interim consolidated financial statements, in accordance with Superintendency of Securities and Insurance (SVS), requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

-Biological Assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs; therefore it is important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

-Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Group’s holding in the identifiable net assets of the acquired subsidiary at the date of acquisition. Said fair value is determined whether based on assessments and/or the discounted future flow method using hypotheses in their determination, such as sales prices and industry indexes, among others. See Note 17.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

-Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

c)	Consolidation

The interim consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries (including special purpose entities) are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns)

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company’s relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the interim consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the interim consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the financial statements of subsidiaries in order to ensure compliance with Arauco’s accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from interim consolidated financial statements and non-controlling interest is presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

The interim consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian Real and Chilean Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated into the presentation currency as indicated in Note 1 (e) (ii).

A parent company will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

d)	Segments

Arauco has defined its operating segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Operating Decision Maker (CODM) is the Chief Executive Officer who is responsible for making these decisions and it is supported by the Corporate Managing Directors of each segment.

Based on the aforementioned process, the Company has established operating segments according to the following business units:

•	Pulp

•	Timber

•	Forestry

Refer to Note 24 for detailed financial information by operating segment.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

e)	Functional currency

(i)	Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The interim consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii)	Translation to the presentation currency of Arauco

For the purposes of presenting interim consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco´s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within–equity.

(iii)	Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the statement of income, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on demand at banks and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

Financial assets

Financial assets are classified into the following specified categories: ‘loans and receivables’ and “derivative financial instruments”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All purchases and sales of financial assets are recognized and derecognized on the trade date, which require delivery of assets within the same time frame established by regulation or convention in the marketplace.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are classified as current assets, except for those with maturities more than 12 months after the reporting period, which are classified as non-current assets. Loans and receivables include trade and other receivables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition and are subsequently measured at amortized cost using the effective interest rate method, less any impairment.

Derivative financial instruments are explained in Note 1 h)

Financial liabilities

Financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments (including all fees and amounts paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Financial obligations are classified as current liabilities, unless Arauco holds an unconditional right to defer their settlement during at least 12 months after the balance sheet’s date.

The estimate of the fair value of obligations with banks is determined using valuation techniques that include discounted cash flow analyses applying rates of similar loans. Bonds are appraised at market value.

h)	Derivative financial instruments

(i) Derivative Financial Instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The company’s policy is that derivative contracts are entered into for economic hedging purposes and that there be no instruments for speculation purposes.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements of IAS 39, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives - The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

(iii) Hedge accounting - The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair Value Hedges under IAS 39- Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in profit or loss in the line item relating to the hedged item.

-Cash flow hedges under IAS 39 - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)	Non-current assets held for sale

The Group classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the statement of financial position are the subject of active sale efforts which are estimated to be highly probable. Non-current assets held for sale are presented separately from the other assets in the balance sheet.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

k)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquire or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquire are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IAS 39.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share of non-controlling interests, in the recognized amounts of the acquiree’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity interest in the acquiree in the statements of income.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize Arauco’s share of the profit or loss and other comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m)	Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i)	Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)	Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)	Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

n)	Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of income.

Goodwill is not amortized but tested for impairment on annual basis.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquiree are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized for the acquisition of the subsidiary Arauco do Brasil S.A. whose functional currency is the Brazilian Real, is translated into U.S. Dollars at the closing exchange rate. At the date of these interim consolidated financial statements, the change in the carrying amount of goodwill in Brazil is only related to the net exchange rate differences on translation.

o)	Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)	Leases

Arauco applies IFRIC 4 to assess whether an arrangement is, or contains, a lease. Leases of assets in which Arauco substantially holds all the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

Finance leases are initially recognized at the lower of the fair value at the inception of the lease of the leased property and the present value of the minimum lease payments.

When assets are leased under a finance lease, the present value of lease payments are recognized as financial account receivables. Finance income, which is the difference between the gross receivable and the present value of such amount, is recognized as the interest rate of return.

Leases in which substantially all risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term.

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates - at the beginning of the contract, and based on relative reasonable values - payments and considerations associated with the lease, from the rest of the elements incorporated to the contract.

q)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of forestry plantations is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statement of profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

r)	Income tax expense and deferred income tax assets and liabilities.

The tax liabilities are recognized in the consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized or the deferred income tax liability is settled.

Deferred income taxes are registered according to rules established in IAS12 “Income Taxes”, except for the application in 2014 of the Official Circular Letter No. 856 issued on October 17, 2014 by the SVS, which instructed auditees to register in the respective fiscal year against equity on a one-time basis, differences in assets and liabilities for deferred taxes occurred as a direct effect of the increase in the first category tax rate introduced by Law No. 20,780.

This statement differs from that established by the IFRS, which requires that the effect be recorded against income.

This instruction issued by the SVS meant in the interim consolidated financial statements as of December 31, 2014, a change in the framework of preparation and presentation of financial information adopted by that date, since the previous frame (IFRS) requires to be adopted in a comprehensive, explicit and unreserved manner.

The effect of this change in accounting bases meant in year 2014 a charge to retained earnings amounting to ThU.S.$292,155, which according to IFRS should have been presented under results of the year ended December 31, 2014.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

s)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t)	Revenue recognition

Revenues are recognized when Arauco has transferred the risks and rewards of ownership to the buyer and Arauco has no right to dispose of the assets, nor effective control of such good.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

(i)	Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company. The point of sale is the delivery of the products to the carrier chartered by the seller.

(ii)	Revenue recognition from Rendering of Services

When the outcome of a transaction involving the rendering of services can be reliably estimated, revenue is recognized by reference to the stage of completion of the transaction at the date of the reporting period, and when it is probable that the economic benefits associated with the transaction will flow to the Arauco.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Interconectado Central (“Central Interconnected System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Centro de Despacho Económico de Carga del Sistema Interconectado Central (CDEC–SIC) (“Economic Load Dispatch Center of the Central Interconnected System”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the CDEC-SIC.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis over the term of the contract.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Revenues from operating segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the interim consolidated financial statements.

u)	Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco agreed to distribute annual dividends at 40% of net distributable income, including an interim dividend to be distributed at year end. Dividends payable are recognized as a liability in the financial statements in the period when they are declared and approved by the Arauco’s shareholders or when arises the corresponding present obligation based on existing legislation or distribution policies established by the Shareholders’ Meeting.

The dividends payable provision is registered for 40% of the liquid distributable profit and against a lower equity, based on the yearly resolution of the Shareholders’ Meeting.

Dividends payable are presented in the line item “Other current non-financial liabilities” in the consolidated statement of financial position.

v)	Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however the reversal is limited to the amount recognized in previous years.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exists or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Financial Assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired. Financial assets are impaired only when there is objective evidence that, as a result of one or more loss events that occurred after the initial recognition of a financial asset, the estimated future cash flows of the financial asset have been affected. Impairment losses are recognized in the consolidated statement of profit or loss.

An allowance for doubtful accounts is established based on an analysis of the maturity of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed, for example, when there is objective evidence of default or delinquency in payments under the original sale terms and when the customer enters into bankruptcy or financial reorganization, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

x) Employee Benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

y) Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in the line item “Trade and Other current payables” and “Trade and Other non-current payables” depending on their respective maturities in the consolidated statement of financial position.

z) Recent accounting pronouncements

As of the date of issue of these interim consolidated financial statements, the following accounting statements have been issued by the IAS, which have not been subject to early adoption.

Standards and interpretations	Contents	Mandatory application for annual periods beginning on or after
IFRS 9

Financial Instruments

The complete version of IFRS 9 replaces most of the guidance in IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.

January 1, 2018

IFRS 15	This standard defines a new model to recognized revenue from contracts with costumers.	January 1, 2018

IFRS 16	Leases
	Specifies guidelines to recognise, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.	January 1, 2019

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or after
IFRS 11-Amendments	Establishes how to account for the acquisition of an interest in a joint venture operation that qualifies as a business.	January 1, 2016

IAS 16 and IAS 38 – Amendments	This amendment clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropiate. It also clarifies that revenue is generally presumed to be an inappropiate basis for measuring the consumption of the economic benefits embodied in an intangible asset.	January 1, 2016

IAS 16 and IAS 41 – Amendments	These amendments change the reporting for bearer plants, which should be accounted for in the same way as property, plant and equipment. The amendments include them in the scope of IAS 16 rather tan IAS 41.	January 1, 2016

IAS 27-Amendments	Allows entities to use the equity method to account for investments in subsidiaries, join ventures and associates in their separate financial statements.	January 1, 2016

IFRS 10 and IAS 28- Amendments

These amendmets address an inconsistency between IFRS 10 and IAS 28 regarding the contribution of assets between an investor and its associate or join venture.

The amendments aim at clarifying IAS 1 to address perceived impediments to preparers exercising their judgement in presenting their financial reports

January 1, 2016

IFRS 10, and IAS 28-Amendments	Amendments address issues that have arisen in the context of applying the consolidation exception for investment entities.	January 1, 2016

IAS 1-Amendments	The amendments aim at clarifying IAS 1 to address perceived impediments to preparers exercising their judgement in presenting their financial reports.	January 1, 2016

Annual Improvements 2012-2014 Cycle		January 1, 2016

Amendment to IFRS 5 “ Non-current Assets Held for Sale and Discontinued Operations”	Adds specific guidance in IFRS 5 for cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution accounting is discontinued.	January 1, 2016

Improvements to IFRS 7 “ Financial Instruments: Disclosures”	Adds additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required. Clarifies the applicability of the amendments to IFRS 7 on offsetting disclosures to condensed interim financial statements.	January 1, 2016

Improvements to IAS 19, “Employee Benefits”	Clarifies that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid.	January 1, 2016

Improvements to IAS 34, “ Interim Financial Reporting”	Clarifies the meaning of ‘elsewhere in the interim report’ and requires a cross-reference	January 1, 2016

Arauco is in the process of evaluating the impacts on the financial statements as a result of the adoption of IFRS 9, IFRS 15 and IFRS 16. Arauco estimates that the adoption of the other amendments and interpretations will not have a substantial impact on the Company’s Consolidated Financial Statements during their period of their initial application.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. CHANGES IN POLICIES AND ACCOUNTING ESTIMATES

There have been no changes in the treatment of estimates, amendments and accounting policies with respect to same period of last year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of Information on Issued Capital

At the date of these interim consolidated financial statements the share capital of Arauco is ThU.S.$353,618.

100% of Capital corresponds to ordinary shares

	03-31-2016	12-31-2015
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618

	03-31-2016	12-31-2015
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

b)	Dividends paid

At March 31, 2016 there was no payment of dividends.

The interim dividend paid in December 2015 was equivalent to 15% of the distributable net income calculated as of the end of September 2015 and was considered as a decrease in the statement of changes in equity.

The final dividend paid each year corresponds to the difference between the 40% of the prior year distributable net profit and the amount of the interim dividend paid.

The ThU.S.$17,901 (ThU.S.$34,528 as of March 31, 2015) presented in the statement of changes in equity correspond to the minimum dividend provision recorded for the period 2016.

The following are the dividends paid and per share amounts during the period 2015:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-16-2015
Amount of Dividend	ThU.S.$43,580
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share, Ordinary Shares	U.S.$0.38512

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-12-2015
Amount of Dividend	ThU.S.$98,072
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.86667

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

c)	Disclosure of Information on Reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

Reserves of cash flow hedges correspond to the portion of net gain or loss of derivative financial instruments that complies with the requirements of hedge accounting at the end of each period.

Reserve of Actuarial Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

d)	Other items in the Statement of Income

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures as of March 31, 2016 and 2015:

	January - March
	Unaudited
	2016	2015
	ThU.S.$	ThU.S.$
Classes of Other Income
Other Income, Total	58,017	55,520
Gain from changes in fair value of biological assets (See note 20)	50,475	46,782
Net income from insurance compensation	1,456	1,403
Revenue from export promotion	619	845
Leases received	819	570
Gain on sales of assets	2,878	934
Other operating results (sale materials and waste, rent of easements, income tax recovery)	1,770	4,986

Classes of Other Expenses by activity
Total of other expenses by activity	(20,509)	(25,512)
Depreciation	(318)	(386)
Legal payments	(1,261)	(794)
Impairment provision properties, plants and equipment and others	(927)	(755)
Plants stoppage operating expenses	(1,539)	(260)
Expenses projects	0	(270)
Loss of assets	(231)	(108)
Loss of forest due to fires	0	(11,392)
Other Taxes	(1,862)	(2,663)
Research and development expenses	(563)	(590)
Compensation and eviction	(200)	(88)
Fines, readjustments and interest	(152)	(315)
Loss on disposal of associates	(10,369)	0
Other expenses (donations, repayments insurance)	(3,087)	(7,891)

Classes of financing income
Financing income, total	11,312	10,483
Financial income from mutual funds - deposits	3,241	4,609
Financial income resulting from swap - forward	6,545	1,205
Other financial income	1,526	4,669

Classes of financing costs
Financing costs, Total	(70,285)	(68,196)
Interest expense, Banks loans	(8,695)	(9,046)
Interest expense, Bonds	(45,684)	(50,665)
Interest expense, financial instruments	(10,115)	(2,840)
Other financial costs	(5,791)	(5,645)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	4,038	615
Investments in associates	3,275	301
Joint ventures	763	314

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these interim consolidated financial statements is presented below:

	January - March
	Unaudited
Cost of sales	2016 ThU.S.$	2015 ThU.S.$
Timber	188,850	184,429
Forestry labor costs	131,728	149,638
Depreciation and amortization	87,429	87,824
Maintenance costs	71,806	70,430
Chemical costs	117,951	127,675
Sawmill Services	27,832	28,277
Others Raw Materials	56,052	28,271
Others Indirect costs	26,953	44,191
Energy and fuel	32,419	46,852
Cost of electricity	11,401	14,550
Wage and salaries	74,103	78,394
Total	826,524	860,531

	January - March
	Unaudited
Distribution cost	2016 ThU.S.$	2015 ThU.S.$
Selling costs	7,582	12,985
Commissions	3,517	3,641
Insurance	920	1,281
Provision for doubtful accounts receivable	43	1,442
Other selling costs	3,102	6,621
Shipping and freight costs	102,607	113,617
Port services	6,382	6,164
Freights	80,697	88,740
Other shipping and freight costs	15,528	18,713
Total	110,189	126,602

	January - March
	Unaudited
Administrative expenses	2016 ThU.S.$	2015 ThU.S.$
Wage and salaries	46,288	52,514
Marketing, advertising, promotion and publications expenses	2,322	2,295
Insurance	5,920	7,921
Depreciation and amortization	6,104	6,355
Computer services	5,650	6,415
Lease rentals (offices, warehouses and machinery)	3,272	3,472
Donations, contributions, scholarships	2,828	1,712
Fees (legal and technical advisories)	9,889	10,986
Property taxes, patents and municipality rights	3,752	4,716
Other administration expenses (travel within and outside the country, cleaning services, security, basic services)	26,683	32,082
Total	112,708	128,468

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

	Note	January-March Unaudited
		2016	2015
Expenses for		ThU.S.$	ThU.S.$
Depreciations	7	91,532	91,810
Employee benefits	10	122,097	128,431
Amortization	19	3,020	2,908

e)	Auditor Fees and Number of Employees (Not audited)

At the end of this period, the auditor’s fees and number of employees are as follows:

03-31-2016
Auditors fees	ThU.S.$
Audit services	500
Other services
Tax services	77
Others	92
TOTAL	669

Number of employees	No.
14,748

NOTE 4. INVENTORIES

	03-31-2016 Unaudited	12-31-2015
Components of Inventory	ThU.S.$	ThU.S.$
Raw materials	92,305	85,999
Production supplies	98,558	97,755
Products in progress	65,077	62,475
Finished goods	492,568	503,059
Spare Parts	165,442	160,700
Total Inventories	913,950	909,988

Inventories recognized as cost of sales at March 31, 2016 were ThU.S.$808,244 (ThU.S.$856,726 at March 31, 2015).

In order to have the inventories recorded at net realizable value at March 31, 2016, a net increase of inventories was recognized associated with a lower provision of obsolescence of ThU.S.$534 (greater provision of ThU.S.$1,115 at March 31, 2015). As of March 31, 2016, the amount of obsolescence provision is ThU.S.$18,043 (ThU.S.$18,577 at December 31, 2015).

At March 31, 2016 there were inventory write-offs of ThU.S.$424 (ThU.S.$2,593 at March 31, 2015)

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these interim consolidated financial statements, there are no inventories pledged as security to report.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Agricultural Products

Agricultural Products are mainly forestry products that are intended for sale in the normal course of our operations and are measured at fair value less costs to sell at the point of harvest at the end of each reporting period Agricultural products are classified as raw materials within the line item inventories.

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits, repurchase agreements and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits and repurchase agreements is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these interim consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	31-03-2016 Unaudited	31-12-2015
Components of Cash and Cash Equivalents	ThU.S.$	MUS$
Cash on hand	217	201
Bank checking account balances	195,829	143,123
Time deposits	194,250	159,912
Mutual funds	252,415	196,789
Total	642,711	500,025

The risk classification of the mutual funds in effect as of March 31, 2016 and December 31, 2015 is shown below.

	March 2016 ThU.S.$ Unaudited	December 2015 ThU.S.$
AAAfm	225,788	196,749
AAfm	26,627	40
Total Mutual Funds	252,415	196,789

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 24% in Chile, 35% in Argentina, 34% in Brazil, 25% in Uruguay and 34% in the United States (federal tax).

On September 29, 2014, the Official Gazette published Law No. 20,780, which introduced various amendments to the current income tax system, as well as to other taxes. The main amendment was the establishment of an option between two tax regimes: attributed income system and the partially integrated system. One of the effects of the regime selection is that it attaches a progressive increase in the First Category Tax for the fiscal years of 2014, 2015, 2016 and 2017 onwards, increasing to 21%, 22,5%, 24% y 25%, respectively, if the Company chooses the application of an attributed income system, or an increase to 21%, 22.5%, 24%, 25.5% y 27% for the fiscal years 2014, 2015, 2016 and 2017, if the Company chooses the application of the partially integrated system.

Subsequently, on February 29, 2016, the Official Gazette publishes Law No. 20,899, which introduced amendments to Law No. 20,780. Among the main amendments is the incorporation of certain limitations for applying to the attributed income system, and therefore Arauco’s Chilean companies must apply the general rule, that is, the partially integrated system.

On October 17, 2014, the SVS issued the Official Circular Letter No. 856, which established that the difference in assets and liabilities for deferred taxes resulting from the increase of the aforementioned tax rate, should be accounted for by charging it against equity. Therefore, Arauco has recognized a charge to equity of ThU.S.$292,155 resulting from a deferred effect of the new tax rate as of December 31, 2014.

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

Deferred Tax Assets	03-31-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
Deferred tax Assets relating to Provisions	13,702	13,498
Deferred tax Assets relating to Accrued Liabilities	8,523	8,535
Deferred tax Assets relating to Post-Employment benefits	16,809	15,480
Deferred tax Assets relating to Property, Plant and equipment	9,322	7,730
Deferred tax Assets relating to Financial Instruments	16,689	21,805
Deferred tax Assets relating to Tax Losses Carryforwards	40,102	35,751
Deferred tax Assets relating to Inventories	4,092	4,240
Deferred tax Assets relating to Provisions for Income	4,983	3,997
Deferred tax Assets relating to Allowance for Doubful Accounts	5,065	4,572
Intangible revaluation differences	54	56
Deferred tax Assets relating to Other Deductible Temporary Differences	20,666	24,587
Total Deferred Tax Assets	140,007	140,251

Netting presentation	(136,095)	(136,516)
Net Effect	3,912	3,735

Certain subsidiaries of Arauco, as of the date of these interim consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of these assets. The total amount of these tax losses is ThU.S.$122,930 (ThU.S.$112,383 at December 31, 2015), which are mainly originated by operational and financial losses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

In addition, as of the closing of these interim consolidated financial statements there are ThU.S.$ 91,253 (ThU.S.$ 114,507 at December 31, 2015) of non-recoverable tax losses from companies in Uruguay as joint operations based on the participation of Arauco, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	03-31-2016 Unaudited	12-31-2015
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, plant and equipment	932,196	930,608
Deferred tax Liabilities relating to Financial Instruments	6,015	6,376
Deferred tax Liabilities relating to Biological Assets	708,241	693,103
Deferred tax Liabilities relating to Inventory	33,943	31,912
Deferred tax Liabilities due to Prepaid Expenses	40,201	40,907
Deferred tax Liabilities due to Intangible	27,126	26,419
Deferred tax Liabilities relating to Other Taxable Temporary Differences	26,025	26,203
Total Deferred Tax Liabilities	1,773,747	1,755,528

Netting presentation	(136,095)	(136,516)
Net Effect	1,637,652	1,619,012

The effect of changes in current and deferred tax liabilities related to cash flow hedges corresponds to a credit of ThU.S.$1,378 as of March 31, 2016 (compared to a credit of ThU.S.$773 as of March 31, 2015), which is presented in consolidated statements of other comprehensive income and accumulated in Reserves for cash flow hedges in the consolidated statement of changes in equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of deferred tax assets and liabilities

Unaudited	Opening Balance 01-01-2016	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 03/31/2016
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	13,498	68	—	136	13,702
Deferred tax Assets relating to accrued liabilities	8,535	(17)	—	5	8,523
Deferred tax Assets relating to Post-Employment benefits	15,480	715	556	58	16,809
Deferred tax Assets relating to Property, Plant and equipment	7,730	1,592	—	0	9,322
Deferred tax Assets relating to Financial Instruments	21,805	1	-5,115	(2)	16,689
Deferred tax Assets relating to tax losses carryforwards	35,751	2,696	—	1,655	40,102
Deferred tax assets relating to biological assets	0	0	—	0	0
Deferred tax assets relating to provisions for income	4,240	(148)	—	0	4,092
Deferred tax assets relating to provisions for income	3,997	986	—	0	4,983
Deferred tax assets relating to provision for doubful accounts	4,572	468	—	25	5,065
Intangible revaluation differences	56	(2)	—	0	54
Deferred tax assets relating to other deductible temporary differences	24,587	(4,173)	—	252	20,666
Total deferred tax assets	140,251	2,186	(4,559)	2,129	140,007

Unaudited	Opening Balance 01-01-2016	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 03/31/2016
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, Plant and equipment	930,608	(531)	—	2,119	932,196
Deferred tax liabilities relating to financial instruments	6,376	(362)	—	1	6,015
Deferred tax liabilities relating to biological assets	693,103	8,496	—	6,642	708,241
Deferred tax liabilities relating to inventory	31,912	2,031	—	—	33,943
Deferred tax liabilities due to prepaid expenses	40,907	(706)	—	—	40,201
Deferred tax liabilities due to intangible	26,419	154	—	553	27,126
Deferred tax liabilities relating to other taxable temporary differences	26,203	(654)	-7	483	26,025
Total deferred tax liabilities	1,755,528	8,428	-7	9,798	1,773,747

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

	Opening Balance 01-01-2015	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) from business combinations	Increase (decrease) Net exchange differences	Closing balance 12/31/2015
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	14,923	(813)	—	—	(612)	13,498
Deferred tax Assets relating to accrued liabilities	11,120	(2,561)	—	—	(24)	8,535
Deferred tax Assets relating to Post-Employment benefits	13,859	971	692	—	(42)	15,480
Deferred tax Assets relating to Property, Plant and equipment	11,199	(3,469)	—	—	—	7,730
Deferred tax Assets relating to Financial Instruments	14,129	23	7,653	—	—	21,805
Deferred tax Assets relating to tax losses carryforwards	44,832	(959)	—	—	(8,122)	35,751
Deferred tax assets relating to provisions for income	3,157	1,487	—	—	(404)	4,240
Deferred tax assets relating to provisions for income	5,827	(1,825)	—	—	(5)	3,997
Deferred tax assets relating to provision for doubful accounts	3,855	797	—	—	(80)	4,572
Intangible revaluation differences	1,080	(1,024)	—	—	—	56
Deferred tax assets relating to other deductible temporary differences	34,302	(8,892)	—	—	(823)	24,587
Total deferred tax assets	158,283	(16,265)	8,345	—	(10,112)	140,251

	Opening Balance 01-01-2015	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) from business combinations	Increase (decrease) Net exchange differences	Closing balance 12/31/2015
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	941,666	5,221	—	—	(16,279)	930,608
Deferred tax liabilities relating to financial instruments	4,906	1,470	—	—	0	6,376
Deferred tax liabilities relating to biological assets	681,505	18,823	—	16,051	(23,276)	693,103
Deferred tax liabilities relating to inventory	25,688	6,224	—	—	—	31,912
Deferred tax liabilities due to prepaid expenses	40,888	(184)	—	—	203	40,907
Deferred tax liabilities due to intangible	32,990	2,666	—	—	(9,237)	26,419
Deferred tax liabilities relating to other taxable temporary differences	29,506	(7,961)	—	—	4,658	26,203
Total deferred tax liabilities	1,757,149	26,259	—	16,051	(43,931)	1,755,528

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	03-31-2016 Unaudited		12-31-2015
Detail of classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	99,905		104,500
Deferred Tax Assets - Tax losses	40,102		35,751
Deferred Tax Liabilities		1,773,747		1,755,528
Total	140,007	1,773,747	140,251	1,755,528

	January - March
	Unaudited
Detail of Temporary Difference Income and Loss Amounts	2016 ThU.S.$	2015 ThU.S.$
Deferred Tax Assets	(511)	(5,705)
Deferred Tax Assets - Tax losses	2,697	4,380
Deferred Tax Liabilities	(8,428)	(16,386)
Total	(6,242)	(17,711)

Income Tax Expense

Income tax expense consists of the following:

	January - March
	Unaudited
Income Tax composition	2016 ThU.S.$	2015 ThU.S.$
Current income tax expense	(23,967)	(28,552)
Tax benefit arising from previously unrecognized tax assets used to reduce current tax expense	0	761
Previous period current tax adjustments	587	4,993
Other current tax expenses	2,255	(365)
Current Tax Expense, Net	(21,125)	(23,163)

Deferred tax income (expense) relating to origination and reversal of temporary differences	(8,939)	(22,091)
Tax benefit arising from previously unrecognized tax assets used to reduce deferred expense from taxes	2,697	4,380
Total deferred Tax Expense, Net	(6,242)	(17,711)
Income Tax Expense, Total	(27,367)	(40,874)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The following table sets for the current income tax expense detailed by foreign and domestic companies at March 2016 and 2015:

	January - March
	Unaudited
	2016	2015
	ThU.S.$	ThU.S.$
Foreign current income tax expense	(4,925)	(12,982)
Domestic current income tax expense	(16,200)	(10,181)
Total current income tax expense	(21,125)	(23,163)

Foreign deferred tax expense	(5,161)	(1,704)
Domestic deferred tax expense	(1,081)	(16,007)
Total deferred tax expense	(6,242)	(17,711)

Total tax income (expense)	(27,367)	(40,874)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - March
	Unaudited
	2016	2015
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	ThU.S.$	ThU.S.$
Tax Expense at applicable tax rate	(19,269)	(28,477)
Tax effect of foreign tax rates	(2,419)	(1,665)
Tax effect of revenues exempt from taxation	792	13,638
Tax effect of expense not deductible in determining taxable profit (tax loss)	(8,105)	(18,349)
Tax rate effect from change in tax rate (opening balances)	(586)	(827)
Tax rate effect of adjustments for current tax of prior periods	587	4,993
Other tax rate effects	1,633	(10,187)
Total adjustments to tax expense at applicable tax rate	(8,098)	(12,397)
Tax expense at effective tax rate	(27,367)	(40,874)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	03-31-2016 Unaudited	12-31-2015
Property, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction in progress	270,015	251,519
Land	969,323	951,638
Buildings	2,187,891	2,182,643
Plant and equipment	3,313,023	3,346,675
Information technology equipment	25,523	26,210
Fixtures and fittings	11,710	11,860
Motor vehicles	16,614	16,721
Other property, plant and equipment	117,869	109,130
Total Net	6,911,968	6,896,396

Property, Plant and Equipment, Gross
Construction in progress	270,015	251,519
Land	969,323	951,638
Buildings	3,739,085	3,698,351
Plant and equipment	5,990,359	5,927,789
Information technology equipment	74,360	73,573
Fixtures and fittings	35,862	35,283
Motor vehicles	46,283	45,503
Other property, plant and equipment	141,377	131,894
Total Gross	11,266,664	11,115,550

Accumulated depreciation and impairment
Buildings	(1,551,194)	(1,515,708)
Plant and equipment	(2,677,336)	(2,581,114)
Information technology equipment	(48,837)	(47,363)
Fixtures and fittings	(24,152)	(23,423)
Motor vehicles	(29,669)	(28,782)
Other property, plant and equipment	(23,508)	(22,764)
Total	(4,354,696)	(4,219,154)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

To date there are no significant assets pledged as collateral for these interim consolidated financial statements.

Commitments for project disbursements or for the acquisition of property, plant and equipment.

	03-31-2016 Unaudited	12-31-2015
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	116,578	109,713

	03-31-2016 Unaudited	12-31-2015
	ThU.S.$	ThU.S.$
Disbursements for property, plant and equipment under construction	53,884	215,035

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of March 31, 2016 and December 31, 2015:

Movement of Property, Plant and Equipment Unaudited	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2016	251,519	951,638	2,182,643	3,346,675	26,210	11,860	16,721	109,130	6,896,396
Changes
Additions	53,884	2,472	2,525	16,043	373	289	742	8,273	84,601
Disposals	—	(116)	—	(89)	—	—	(66)	—	(271)
Retirements	—	(8)	(64)	(185)	—	—	(4)	(91)	(352)
Depreciation	—	—	(29,661)	(81,100)	(1,241)	(538)	(894)	(1,343)	(114,777)
Increase (decrease) through net exchange differences	1,513	15,000	9,524	17,689	96	71	85	1,900	45,878
Reclassification of assets held for sale	—	—	490	—	—	3	—	—	493
Increase (decrease) through transfers from construction in progress	(36,901)	337	22,434	13,990	85	25	30	—	—
Total changes	18,496	17,685	5,248	(33,652)	(687)	(150)	(107)	8,739	15,572
Closing balance 03-31-2016	270,015	969,323	2,187,891	3,313,023	25,523	11,710	16,614	117,869	6,911,968

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2015	265,440	949,531	2,172,177	3,565,502	28,521	11,654	17,346	109,412	7,119,583
Changes
Additions	215,035	50,504	17,360	139,749	2,178	2,234	1,829	9,774	438,663
Acquisitions through business combinations	0	0	1,474	7	0	15	0	0	1,496
Disposals	(20)	(591)	(456)	(583)	(78)	(5)	(432)	(10)	(2,175)
Retirements	(4,596)	(44)	(1,389)	(1,942)	(5)	(7)	(101)	(481)	(8,565)
Depreciation	—	—	(117,337)	(320,135)	(5,302)	(2,980)	(4,110)	(5,915)	(455,779)
Impairment loss recognized in profit or loss	—	—	—	(4,065)	—	—	—	—	(4,065)
Increase (decrease) through net exchange differences	(4,432)	(52,284)	(30,258)	(103,972)	(290)	(519)	(300)	(6,025)	(198,080)
Reclassification of assets held for sale	—	2,759	2,676	(117)	—	—	—	—	5,318
Increase (decrease) through transfers from construction in progress	(219,908)	1,763	138,396	72,231	1,186	1,468	2,489	2,375	—
Total changes	(13,921)	2,107	10,466	(218,827)	(2,311)	206	(625)	(282)	(223,187)
Closing balance 12-31-2015	251,519	951,638	2,182,643	3,346,675	26,210	11,860	16,721	109,130	6,896,396

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ending March 31, 2016 and 2015 is as follows:

	January-March Unaudited
Depreciation for the year	2016 ThU.S.$	2015 ThU.S.$
Cost of sales	85,755	86,305
Administrative expenses	4,758	4,966
Other expenses	1,019	539
Total	91,532	91,810

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follows:

Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	18
Fixtures and fittings	28
Motor vehicles	11
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

	03-31-2016 Unaudited	12-31-2015
	ThU.S.$	ThU.S.$
Property, Plant and Equipment under finance leases	133,841	132,836
Plant and equipment	133,841	132,836

Reconciliation of Financial Lease Minimum Payments:

03-31-2016 Unaudited
Periods	Present Value ThU.S.$
Less than one year	44,954
Between one and five years	84,428
More than five years	—
Total	129,382

12-31-2015
Periods	Present Value ThU.S.$
Less than one year	36,862
Between one and five years	90,697
More than five years	—
Total	127,559

Lease obligations are presented in the consolidated statement of financial position in line items “Other current financial liabilities” and “Other non-current financial liabilities” depending on their respective maturities as stated above.

Arauco acting as lessor

Reconciliation of Financial Lease Minimum Payments:

	03-31-2016 Unaudited
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	113	—	113
Between one and five years	4	1	3
More than five years	—	—	—
Total	117	1	116

	12-31-2015
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	10	1	9
Between one and five years	6	0	6
More than five years	—	—	—
Total	16	1	15

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Finance lease receivables are presented in the consolidated statement of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as finance leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January – March Unaudited
Classes of revenue	2016 ThU.S.$	2015 ThU.S.$
Revenue from sales of goods	1,120,246	1,234,158
Revenue from rendering of services	25,779	42,957
Total	1,146,025	1,277,115

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - March Unaudited
	2016 ThU.S.$	2015 ThU.S.$
Employee expenses	122,097	128,431
Wages and salaries	118,702	126,308
Severance indemnities	3,395	2,123

	03-31-2016	12-31-2015
Discount rate	4.91%	4.91%
Inflation	2.95%	2.95%
Annual rate of wage growth	5.22%	5.22%
Mortality rate	RV-2009	RV-2009

sensitivities to assumptions	Th.U.S.$
Discount rate
Increase in 100 bps	(3,943)
Decrease in 100 bps	4,608
Wage growth rates
Increase in 100 bps	4,546
Decrease in 100 bps	(3,967)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of March 31, 2016 and December 31, 2015:

	03-31-2016 Unaudited	12-31-2015
	ThU.S.$	ThU.S.$
Current	5,007	4,497
Non-current	57,727	51,936
Total	62,734	56,433

Reconciliation of the present value of severance indemnities obligation	03-31-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
Opening balance	56,433	52,172
Current service cost	1,278	13,032
Interest cost	681	2,257
Gains or losses from changes in actuarial assumptions	1,748	-5,723
Actuarial gains and losses arising from experience	286	6,980
Benefits paid	(1,019)	(3,482)
Past service cost	0	—
Increase (decrease) for foreign currency exchange rates changes	3,327	(8,803)
Closing balance	62,734	56,433

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND EFFECT OF FOREIGN EXCHANGE DIFFERENCES.

	03-31-2016 Unaudited	12-31-2015
	ThU.S.$	ThU.S.$
Total Current Assets	2,811,828	2,686,412

Cash and Cash Equivalents	642,711	500,025
U.S Dollar	518,455	388,818
Euro	2,358	2,501
Brazilian Real	33,897	21,676
Argentine Pesos	27,937	40,573
Other currencies	3,098	2,979
Chilean Pesos	56,966	43,478

Other current financial assets	21,763	32,195
U.S Dollar	19,053	29,367
Brazilian Real	155	—
Argentine Pesos	2,555	2,828

Other current non-financial assets	152,841	133,956
U.S Dollar	64,786	55,365
Euros	97	82
Brazilian Real	21,635	16,505
Argentine Pesos	3,350	3,705
Other currencies	4,120	4,801
Chilean Pesos	58,635	53,280
U.F.	218	218

Trade and other current receivables	684,448	733,322
U.S Dollar	446,073	507,032
Euro	27,664	27,595
Brazilian Real	53,405	37,975
Argentine Pesos	24,483	23,016
Other currencies	19,104	14,091
Chilean Pesos	112,832	123,056
U.F.	887	557

Accounts receivable from related companies	8,686	3,124
U.S Dollar	79	21
Brazilian Real	382	995
Chilean Pesos	8,225	2,108

Current Inventories	913,950	909,988
U.S Dollar	875,550	871,629
Brazilian Real	38,400	38,359

Current biological assets	308,916	306,529
U.S Dollar	286,807	272,037
Brazilian Real	22,109	34,492

Current tax assets	75,150	64,079
U.S Dollar	2,911	5,464
Brazilian Real	4,914	5,243
Argentine Pesos	1,650	2,000
Other currencies	980	850
Chilean Pesos	64,695	50,522

Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	3,363	3,194
U.S Dollar	3,363	3,194

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2016	12-31-2015
	ThU.S.$	ThU.S.$
Total Non Current Assets	11,050,867	10,983,979

Other non-current financial assets	758	595
U.S Dollar	418	212
Argentine Pesos	340	383

Other non-current non-financial assets	126,786	125,516
U.S Dollar	94,691	114,164
Brazilian Real	3,444	2,987
Argentine Pesos	7,954	7,138
Other currencies	727	706
Chilean Pesos	19,970	521

Trade and other non-current receivables	14,518	15,270
U.S Dollar	9,625	9,976
Other currencies	688	729
Chilean Pesos	3,774	3,145
U.F.	431	1,420

Investments accounted for using equity method	264,356	264,812
U.S Dollar	124,532	122,483
Brazilian Real	139,824	142,329

Intangible assets other than goodwill	86,820	88,112
U.S Dollar	85,744	87,154
Brazilian Real	993	876
Chilean Pesos	83	82

Goodwill	72,235	69,475
U.S Dollar	42,578	42,445
Brazilian Real	29,657	27,030

Property, plant and equipment	6,911,968	6,896,396
U.S Dollar	6,420,146	6,448,616
Brazilian Real	486,794	442,959
Chilean Pesos	5,028	4,821

Non-current biological assets	3,569,514	3,520,068
U.S Dollar	3,207,757	3,297,710
Brazilian Real	361,757	222,358

Deferred tax assets	3,912	3,735
U.S Dollar	3,685	3,735
Brazilian Real	—	—
Other currencies	56	—
Chilean Pesos	171	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

	Up to 90 days ThU.S.$	03-31-2016 Unaudited From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	12-31-2015 From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total Liabilities, current	761,454	355,478	1,116,932	910,436	123,815	1,034,251

Other current financial liabilities	61,506	303,982	365,488	189,693	106,345	296,038
U.S Dollar	40,041	261,325	301,366	153,361	71,330	224,691
Brazilian Real	3,945	2,261	6,206	25,092	2,266	27,358
Argentine Pesos	—	248	248	—	356	356
Chilean Pesos	1,048	2,959	4,007	902	2,622	3,524
U.F.	16,472	37,189	53,661	10,338	29,771	40,109

Bank Loans	34,094	244,384	278,478	126,795	72,948	199,743
U.S Dollar	30,149	241,875	272,024	101,703	70,326	172,029
Brazilian Real	3,945	2,261	6,206	25,092	2,266	27,358
Argentine Pesos	—	248	248	—	356	356

Financial Leases	9,910	35,045	44,955	9,301	27,561	36,862
Chilean Pesos	1,048	2,959	4,007	902	2,622	3,524
U.F.	8,862	32,086	40,948	8,399	24,939	33,338

Other Loans	17,502	24,553	42,055	53,597	5,836	59,433
U.S Dollar	9,892	19,450	29,342	51,658	1,004	52,662
U.F.	7,610	5,103	12,713	1,939	4,832	6,771

Trade and other current payables	545,724	26,882	572,606	583,018	—	583,018
U.S Dollar	164,462	2,351	166,813	174,469	—	174,469
Euros	5,383	651	6,034	8,808	—	8,808
Brazilian Real	4,480	23,880	28,360	25,616	—	25,616
Argentine Pesos	28,903	—	28,903	27,068	—	27,068
Other currencies	16,954	—	16,954	17,619	—	17,619
Chilean Pesos	318,775	—	318,775	324,361	—	324,361
U.F.	6,767	—	6,767	5,077	—	5,077

Accounts payable to related companies	5,870	—	5,870	7,141	—	7,141
U.S Dollar	2,213	—	2,213	962	—	962
Chilean Pesos	3,657	—	3,657	6,179	—	6,179

Other current provisions	805	—	805	858	—	858
U.S Dollar	805	—	805	858	—	858

Current tax liabilities	4,442	1,921	6,363	10,030	946	10,976
U.S Dollar	1,961	774	2,735	6,380	—	6,380
Euros	1,302	—	1,302	1,093	—	1,093
Brazilian Real	—	—	—	530	—	530
Argentine Pesos	26	—	26	24	—	24
Other currencies	897	—	897	1,716	—	1,716
Chilean Pesos	256	1,147	1,403	287	946	1,233

Current provisions for employee benefits	4,873	134	5,007	1,751	2,746	4,497
Brazilian Real	2	—	2	—	—	—
Chilean Pesos	4,871	134	5,005	1,751	2,746	4,497

Other current non-financial liabilities	138,234	22,559	160,793	117,945	13,778	131,723
U.S Dollar	101,363	16,027	117,390	79,673	13,633	93,306
Euros	65	—	65	44	—	44
Brazilian Real	16,728	6,359	23,087	22,251	—	22,251
Argentine Pesos	3,530	128	3,658	4,428	139	4,567
Other currencies	5,673	—	5,673	3,704	—	3,704
Chilean Pesos	10,858	45	10,903	7,823	6	7,829
U.F.	17	—	17	22	—	22

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

	From 13 months to 5 years ThU.S.$	03-31-2016 Unaudited More than 5 years ThU.S.$	Total ThU.S.$	From 13 months to 5 years ThU.S.$	12-31-2015 More than 5 years ThU.S.$	Total ThU.S.$
Total non-current liabilities	3,650,789	2,324,885	5,965,674	3,732,206	2,257,489	5,989,695

Other non-current financial liabilities	2,083,210	2,106,929	4,190,139	2,141,600	2,095,365	4,236,965
U.S Dollar	1,675,656	1,497,605	3,173,261	1,748,723	1,525,269	3,273,992
Brazilian Real	15,268	1,902	17,170	13,953	1,929	15,882
Argentine Pesos	32	—	32	48	—	48
Chilean Pesos	10,778	—	10,778	10,455	—	10,455
U.F.	381,476	607,422	988,898	368,421	568,167	936,588

Bank Loans	636,109	121,240	757,349	648,017	149,782	797,799
U.S Dollar	620,809	119,338	740,147	634,016	147,853	781,869
Brazilian Real	15,268	1,902	17,170	13,953	1,929	15,882
Argentine Pesos	32	—	32	48	—	48

Financial Leases	84,428	—	84,428	90,697	—	90,697
Chilean Pesos	10,778	—	10,778	10,455	—	10,455
U.F.	73,650	—	73,650	80,242	—	80,242

Other Loans	1,362,673	1,985,689	3,348,362	1,402,886	1,945,583	3,348,469
U.S Dollar	1,054,847	1,378,267	2,433,114	1,114,707	1,377,416	2,492,123
U.F.	307,826	607,422	915,248	288,179	568,167	856,346

Other non-current provisions	35,338	—	35,338	34,541	—	34,541
U.S Dollar	4	—	4	4	—	4
Brazilian Real	4,992	—	4,992	4,410	—	4,410
Argentine Pesos	30,342	—	30,342	30,127	—	30,127

Deferred tax liabilities	1,473,492	164,160	1,637,652	1,456,888	162,124	1,619,012
U.S Dollar	1,421,147	128,745	1,549,892	1,373,597	162,124	1,535,721
Brazilian Real	52,345	35,415	87,760	83,291	—	83,291
Chilean Pesos	—	—	—	—	—	—

Non-current provisions for employee benefits	57,727	—	57,727	51,936	—	51,936
Other currencies	155	—	155	149	—	149
Chilean Pesos	57,572	—	57,572	51,787	—	51,787

Other non-current non-financial liabilities	1,022	53,796	54,818	47,241	—	47,241
U.S Dollar	347	—	347	392	—	392
Brazilian Real	4	53,796	53,800	46,043	—	46,043
Argentine Pesos	461	—	461	608	—	608
Chilean Pesos	207	—	207	195	—	195
U.F.	3	—	3	3	—	3

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos
Consorcio Protección Fitosanitaria Forestal S.A. (Ex-Controladora de Plagas Forestales S.A.)	Chile	Chilean Pesos
Flakeboard Company Limited	Canada	Canadian Dollar

The table below shows a detail per company of the effect in the period of the Reserve for Exchange Differences on translation:

	January - March
	2016	2015
	ThU.S.$	ThU.S.$
Arauco Do Brasil S.A.	36,074	(80,839)
Arauco Forest Brasil S.A.	32,369	(72,237)
Arauco Florestal Arapoti S.A.	9,133	(22,577)
Arauco Distribución S.A.	0	(851)
Arauco Argentina S.A.	2,344	(6,727)
Flakeboard Company Limited	6,626	(7,869)
Others	64	31

Total reserve of exchange differences on translation	86,610	(191,069)

Effect of foreign exchange rates changes

	January-March Unaudited
	2016 ThU.S.$	2015 ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	1,109	(7,514)
Reserve of exchange differences on translation (with Non-controlling interests)	88,907	(196,726)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 12. BORROWING COSTS

Arauco capitalizes the cost of borrowing on current investment projects at effective interest rate.

	January – March Unaudited
	2016 ThU.S.$	2015 ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	4.94%	4.90%
Amount of the capitalized interest cost, property, plant and equipment	428	631

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean SVS and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Brazilian Real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these interim consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A., sodium chlorate purchases at EKA Chile S.A., chips sales to Forestal del Sur S.A.

As of the date of these interim consolidated financial statements, there are neither provisions for doubtful accounts nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Produces interim Consolidated Financial Statements for Public Use

Empresas Copec S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary and an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Related party transactions were made on terms of those prevailing under market conditions, with mutual independence of the parties.

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

Company Name	Country	Functional Currency	% Ownership interest 03-31-2016			% Ownership interest 12-31-2015
			Direct	Indirect	Total	Direct	Indirect	Total
Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
Arauco Argentina S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9999	99.9999
Arauco Colombia S.A.	Colombia	U.S. Dollar	1.4778	98.5204	99.9982	1.4778	98.5204	99.9982
Arauco Distribución S.A.	Chile	Chilean Pesos	—	—	—	—	99.9996	99.9996
Arauco do Brasil S.A.	Brazil	Brazilian Real	1.1624	98.8366	99.9990	1.2485	98.7505	99.9990
Arauco Europe Cooperatief U.A.	Holland	U.S. Dollar	0.4735	99.5255	99.9990	0.4843	99.5147	99.9990
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
Arauco Forest Brasil S.A.	Brazil	Brazilian Real	10.1297	89.8694	99.9991	10.1297	89.8694	99.9991
Arauco Middle East DMCC	Dubai	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
Arauco Panels USA, LLC	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
Arauco Wood Products, Inc.	USA	U.S. Dollar	0.0004	99.9986	99.9990	0.0004	99.9986	99.9990
Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	—	57.5404	57.5404	—	57.5404	57.5404
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9789	99.9789	—	99.9789	99.9789
Flakeboard America Limited	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
Flakeboard Company Ltd.	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
Forestal Arauco S.A.	Chile	U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.4479	98.4479	—	98.4478	98.4478
Forestal Concepción S.A.	Panama	U.S. Dollar	0.0050	99.9940	99.9990	0.0050	99.9940	99.9990
Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9587	79.9587	—	79.9587	79.9587
Forestal Nuestra Señora del Carmen S.A.	Argentina	U.S. Dollar	—	99.9805	99.9805	—	99.9805	99.9805
Forestal Talavera S.A.	Argentina	U.S. Dollar	—	99.9942	99.9942	—	99.9942	99.9942
Greenagro S.A.	Argentina	U.S. Dollar	—	97.9805	97.9805	—	97.9805	97.9805
Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
Leasing Forestal S.A.	Argentina	U.S. Dollar	—	99.9801	99.9801	—	99.9801	99.9801
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9934	99.9934	—	99.9934	99.9934
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real	—	99.9990	99.9990	—	99.9990	99.9990
Paneles Arauco S.A.	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
Savitar S.A.	Argentina	U.S. Dollar	—	99.9841	99.9841	—	99.9841	99.9841
Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0.0100	99.9890	99.9990	0.0100	99.9890	99.9990
Servicios Logisticos S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

ID N°	Company Name	Country	Functional Currency
-	Euforest S.A.	Uruguay	U.S. Dollar
-	Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
-	Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
-	Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
-	Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
-	El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
-	Ongar S.A.	Uruguay	U.S. Dollar
-	Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances.

Employee Benefits for Key Management Personnel

	January – March Unaudited
	2016 ThU.S.$	2015 ThU.S.$
Salaries and bonuses	14,060	15,746
Per diem compensation to members of the Board of Directors	218	277
Termination benefits	301	652
Total	14,579	16,675

Related Party Receivables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	03-31-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
Forestal Mininco S.A	91.440.000-7	Common director	Chile	Chilean pesos	30 days	16	44
Eka Chile S.A	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	2,266	1,646
Forestal del Sur S.A	79.825.060-4	Common director	Chile	Chilean pesos	30 days	4,918	0
Stora Enso Arapoti Industria del Papel S.A	—	Associate	Brazil	Brazilian Real	30 days	368	472
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	30 days	14	523
Abastible S.A.	91.806.000-6	Common director	Chile	Chilean pesos		0	142
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	30 days	1,025	276
Fundación Acerca Redes	65.097.218-K	Common director	Chile	Chilean pesos	30 days	79	21
TOTAL						8,686	3,124

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Related Party Payables, Current

Name of Related party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	03-31-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	3,625	6,057
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos		28	—
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	30 days	—	98
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	30 days	2	—
Puerto Lirquén S.A.	96.959.030-1	Associate	Chile	U.S. Dollar	30 days	881	851
Compañía Puerto de Coronel S.A.	79.895.330-3	Associate	Chile	U.S. Dollar	30 days	1,332	111
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos		2	—
Empresas Copec S.A.	90.690.000-9	Common director	Chile	Chilean pesos	30 days	—	24
TOTAL						5,870	7,141

Related Party Transactions

Purchases

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	03-31-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel	455	2,503
Empresas Copec S.A	90.690.000-9	Controlling Parent	Chile	Chilean pesos	Management service	82	233
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel and other	7,854	61,245
Compañía Puerto de Coronel S.A.	79.895.330-3	Associate	Chile	U.S. Dollar	Transport and stowage	2,277	10,917
Puerto Lirquén S.A.	96.959.030-1	Associate	Chile	U.S. Dollar	Port services	1,194	7,694
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	9,839	39,362
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and ships	726	2,018
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	298	1,312
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common director	Chile	Chilean pesos	Telephone services	74	552
CMPC Maderas S.A.	95.304.000-K	Common director	Chile	Chilean pesos	Wood and logs	114	267
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Wood and logs	—	204
Empresa de Residuos Resiter Ltda	89.696.400-3	Common director	Chile	Chilean pesos	Industrial Cleaning Services	—	-285
Empresas de Residuos Industriales Resiter Ltda	76.329.072-7	Common director	Chile	Chilean pesos	Industrial Cleaning Services	—	5,027
Resiter Uruguay S.A	—	Common director	Uruguay	U.S. Dollar	Service to collect solid waste	—	774
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos	Electrical Power	86	447
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Others purchases	—	2,217

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Sales

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	03-31-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	365	1,083
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	4,403	17,543
Stora Enso Arapoti Industria de Papel S.A.	—	Associate	Brasil	Brazilian Real	Wood	1,149	5,617
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and chips	5,509	18,506
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Harvesting services	689	822
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Wood	—	130
Forestal Mininco S.A.	91.440.000-7	Common director	Chile	Chilean pesos	Wood	—	311
Unilin Arauco Pisos Ltda.	—	Joint venture	Brazil	Brazilian Real	Wood	1,830	2,666

Other Transactions

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	03-31-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
Novo Oeste Gestao de Ativo Florestais S.A.	—	Associate	Brazil	Brazilian Real	Loans (Capital and interest)	—	41,091

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Company mergers

On December 1, 2015 there was a merger among the affiliates Paneles Arauco S.A. (successor), Aserraderos Arauco S.A. and Arauco Distribución S.A. This transaction had no effect on results and was performed with a view to generate greater synergies, share best practices and achieve better results for our clients. There will be a progressive integration of the activities of sawmills, remanufacturing, plywood, panels and distribution under the same view, with products oriented to the furniture, construction, fitting and packaging industries.

Investments in Subsidiaries

In October 2015, the company acquired the remaining 51% of the interest ownership in Novo Oeste Gestao de Ativos Florestais S.A., in which it held, on December 31, 2015, a stake of 100% through Arauco’s subsidiaries in Brazil. Tables below show the acquired assets and liabilities at fair value, consideration paid and effects generated through the transaction.

Novo Oeste Gestao de Ativos Florestais	10-27-2015 Th.U.S.$
Cash and cash equivalents	427
Inventories	3,747
Accounts receivable from related companies, Current	39,917
Other Assets, Current	154
Current Assets, Total	44,245

Accounts receivable from related companies, Non-current	12,439
Other Assets, Non Current	—
Property, plant and equipment	1,496
Biological assets, Non-current	87,580
Non Current Assets, Total	101,515
Assets, Total	145,760

Trade and other current payables, Current	238
Current tax liabilities	3,449
Accounts payable to related companies, current	10
Current Liabilities, Total	3,697

Accounts payable to related companies, Non-current	137,193
Deferred tax liabilities	16,051
Non Current Libilities, Total	153,244
Liabilities, Total	156,941

The interest previously held by Novo Oeste Gestao de Ativos Florestais S.A. was measured at fair value, resulting in a total of ThU.S.$ (5,479), recognizing a gain in the other income line of ThU.S.$15,268. The price paid for the 51% interest was ThU.S.$995, generating a goodwill of ThU.S.$6,697, for which Arauco decided to recognize in the results because of the Company’s accumulated losses. The impairment loss is presented net from the abovementioned gain.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Novo Oeste	US$
negative investment before business combination	(20,746)
Net fair value of 49% of assets and libilities	(5,479)
Profit (Loss)	15,268
Purchase value 51% stake	995
Net fair value of 51% of assets and libilities	(5,702)
Goodwill	(6,697)
Net income staged Business Combination	8,571

On August 13, 2015, the company Arauco Middle East DMCC was incorporated with a single contribution from Inversiones Arauco Internacional Limitada of 3,673,000 Dirham (ThU.S.$1,000). The corporate purpose of this company is the promotion of products and the management of Arauco’s customer relations in the Middle East.

On January 26, 2015 Arauco, through its subsidiaries in North America, acquired a melamine-based paper treatment plant located in Biscoe, North Carolina. The price paid was ThU.S.$9,522. The attached table displays the acquired assets at fair value and the price paid under the transaction:

Th.U.S$
Inventories	372
Lands	597
Buildings	1,723
Plant and equipment	6,830

Value Paid, Total	9,522

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

At March 31, 2016 and December 2015 there are no new investments in associates to report.

The following tables set forth information about Investments in associates.

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%
	03-31-2016	12-31-2015
Carrying amount	ThU.S.$59,612	ThU.S.$58,922

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	03-31-2016	12-31-2015
Carrying amount	ThU.S.$43,709	ThU.S.$43,200

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	03-31-2016	12-31-2015
Carrying amount	ThU.S.$ 215	ThU.S.$179

(*)	As of December 31, 2014 the Company recognized a loss generated by punishment of obsolescence of its subsidiary Olidata Chile S.A.

Name	Stora Enso Arapoti Industria de Papel S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Ownership interest (%)	20.0000%
	03-31-2016	12-31-2015
Carrying amount	—	ThU.S.$17,397

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	03-31-2016	12-31-2015
Carrying amount	ThU.S.$16	ThU.S.$16

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	03-31-2016	12-31-2015
Carrying amount	ThU.S.$67	ThU.S.$67

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	03-31-2016	12-31-2015
Carrying amount	ThU.S.$135,960	ThU.S.$120,649

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

	Assets
03-31-2016 Unaudited	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	81,079	29	3,235	57,676	21,984	1	44	164,048
Non-current	496,611	87,470	699	29,263	356,268	345	146	970,802
Total	577,690	87,499	3,934	86,939	378,252	346	190	1,134,850

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	36,228	82	1,902	19,313	8,888	7	7	66,427
Non-current	247,468	—	954	9,115	91,894	5	118	349,554
Equity	293,994	87,417	1,078	58,511	277,470	334	65	718,869
Total	577,690	87,499	3,934	86,939	378,252	346	190	1,134,850

Revenues	26,876	1,579	1,074	492	10,598	—	—	40,619
Expenses	(19,695)	—	(944)	(6,320)	(5,581)	—	—	(32,540)
Profit or loss	7,181	1,579	130	(5,828)	5,017	0	0	8,079

	Assets
12-31-2015	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	90,896	29	4,174	59,594	14,736	1	44	169,474
Non-current	472,638	86,453	664	33,284	322,598	345	146	916,128
Total	563,534	86,482	4,838	92,878	337,334	346	190	1,085,602

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	41,784	82	3,136	13,648	9,098	7	7	67,762
Non-current	231,160	0	808	7,094	80,563	5	118	319,748
Equity	290,590	86,400	894	72,136	247,673	334	65	698,092
Total	563,534	86,482	4,838	92,878	337,334	346	190	1,085,602

03-31-2015 (Unaudited)
Revenues	18,200	1,563	947	14,708	32,363	63	29	67,873
Expenses	(17,161)	0	(1,099)	(9,486)	(17,588)	(103)	(73)	(45,510)
Profit or loss	1,039	1,563	(152)	5,222	14,775	(40)	(44)	22,363

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Investment in Associates and Joint Ventures

	03-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Opening balance as of January 1	264,812	326,045
Changes
Investments in associates, Additions	—	1,808
Disposals, Investments in associates	(10,369)	—
Share of profit (loss) in investment in associates	3,275	5,573
Share of profit (loss) in investment in joint ventures	763	1,175
Dividends Received, Investments in Associates	—	(18,396)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	6,291	(46,742)
Other increase (decrease) in investment and associates and joint ventures	(416)	(4,651)
Total changes	(456)	(61,233)
Ending balance	264,356	264,812

	03-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Carrying amount of associates accounted for using equity method	239,580	241,140
Carrying amount of joint ventures accounted for using equity method	24,776	23,672
Total investment accounted for using equity method	264,356	264,812

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

As of March 31, 2016, Arauco has not carried out any contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. (MUS$ 82,943 as of December 31, 2015), with Arauco still holding 50% of control under a joint agreement.

The contributions made were invested in the construction of a state-of-the-art cellulose production plant, with a guaranteed annual capacity of 1.3 million tons, a port and an energy generation unit based on renewable resources, which is located in the town of Puerto Pereira, Province of Colonia, Uruguay.

The investments in Uruguay qualify as a joint operation. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, as of January 1, 2013, pursuant to IFRS 11.

Furthermore, Arauco holds a 50% ownership interest in Unilin Arauco Pisos Laminados Ltda., a Brazilian company, and in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. There is a contractual agreement with these companies whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	03-31-2016 (Unaudited)		12-31-2015
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	154,074	180,702	173,499	167,067
Non-current	2,178,535	810,999	2,192,148	885,723
Equity		1,340,908		1,312,857
Total Joint Arrangement	2,332,609	2,332,609	2,365,647	2,365,647

Investment	670,454		656,429

	03-31-2016 (Unaudited) ThU.S.$	03-31-2016 (Unaudited) ThU.S.$
Income	178,468	138,702
Expenses	(150,169)	(141,033)
Joint Arrangement Net Income (Loss)	28,299	(2,331)

	03-31-2016 (Unaudited)		12-31-2015
Forestal Cono Sur S.A.(consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	22,489	21,536	23,267	21,495
Non-current	178,696	6,127	176,876	4,654
Equity		173,522		173,994
Total Joint Arrangement	201,185	201,185	200,143	200,143

Investment	86,761		86,997

	03-31-2016 (Unaudited) ThU.S.$	31-03-2015 (Unaudited) ThU.S.$
Income	1,456	574
Expenses	(1,929)	(2,288)
Joint Arrangement Net Income (Loss)	(473)	(1,714)

	03-31-2016 (Unaudited)		12-31-2015
Eufores S.A.(consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	213,025	241,270	158,735	187,311
Non-current	616,020	40,770	611,500	39,994
Equity		547,005		542,930
Total Joint Arrangement	829,045	829,045	770,235	770,235

Investment	273,503		271,465

	03-31-2016 (Unaudited) ThU.S.$	31-03-2015 (Unaudited) ThU.S.$
Income	75,880	80,820
Expenses	(71,804)	(75,232)
Joint Arrangement Net Income (Loss)	4,076	5,588

	03-31-2016 (Unaudited)		12-31-2015
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	6,927	82,624	11,582	71,202
Non-current	505,140	85,710	494,585	88,182
Equity		343,733		346,783
Total Joint Arrangement	512,067	512,067	506,167	506,167

Investment	171,867		173,392

	03-31-2016 (Unaudited) ThU.S.$	31-03-2015 (Unaudited) ThU.S.$
Income	4,538	4,959
Expenses	(7,589)	(12,808)
Joint Arrangement Net Income (Loss)	(3,051)	(7,849)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures:

	03-31-2016 (Unaudited)		12-31-2015
Unilin Arauco Pisos Ltda.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	6,077	2,351	5,943	2,304
Non-current	4,040	40	3,544	37
Equity		7,726		7,146
Total Joint Arrangement	10,117	10,117	9,487	9,487

Investment	3,863		3,573

	03-31-2016 (Unaudited) ThU.S.$	31-03-2015 (No Auditado) ThU.S.$
Income	0	2,409
Expenses	(105)	(1,975)
Joint Arrangement Net Income (Loss)	(105)	434

	03-31-2016 (Unaudited)		12-31-2015
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	25,483	8,856	23,457	8,365
Non-current	30,208	5,008	30,203	5,097
Equity		41,827		40,198
Total Joint Arrangement	55,691	55,691	53,660	53,660

Investment	20,914		20,099

	03-31-2016 (Unaudited) ThU.S.$	31-03-2015 (No Auditado) ThU.S.$
Income	11,377	12,184
Expenses	(9,748)	(11,124)
Joint Arrangement Net Income (Loss)	1,629	1,060

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

As of March 31, 2016 not new impairment provisions to report.

In 2015, a provision for the impairment of the Arapoti Sawmill in an amount of ThU.S.$2,428, was registered reducing the recoverable value for these assets to zero.

Disclosure of Impairment Losses of Assets

Provisions for impairment of property, plant and equipment due to technical obsolescence have been recorded as of March 31, 2016 and December 31, 2015 respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim

	03-31-2016	12-31-2015
Information relevant to the sum of all impairment	ThU.S.$4,658	ThU.S.$4,658

This impairment provision is being analyzed to determine the definitive write-off corresponding to the related assets. In addition, the Company recognized an impairment derived from the purchase of the 51% ownership in Novo Oeste Gestao de Ativos Florestais S.A. See Note 14 – acquisition of subsidiaries.

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these interim consolidated financial statements, the balance of goodwill is ThU.S.$72,235 (ThU.S.$69,475, at December 31, 2015)

Of the total of goodwill, ThU.S.$39,764 (ThU.S.$39,631 as of December 31, 2015) are generated by the acquisition of “Flakeboard”, a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$242,502 for the 100% interest ownerhip.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term, applying a discount rate of 7.8% which reflects current market assessments for the Panels segment in North America.

The investment in the panel plant in Pien, Brazil generated a goodwill of ThU.S.$29,657 (ThU.S.$27,030 as of December 31, 2015).

The recoverable amount for the Pien plant’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections based on the operational plan approved by the Administration, covering a 5-year term, applying a 9% discount rate that reflects current evaluations for the panel segment in Brazil.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

As a result of the annual impairment test, the carrying value of the goodwill does not exceed their recoverable value, and therefore there is no need to recognize impairment losses.

As of March 31 2016 and December 31, 2015, the variation of the balance in goodwill is only due to the translation adjustments as explained in the accounting policies.

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, objecting to certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested reimbursement from the Company for the tax returnes made in respect of certain claimed tax losses as well as the modification of the tax balance of retained earnings. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the abovementioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3. On March 20, 2015, the SII responded to the allegations submitted by Arauco against Liquidations No. 184 and 185 of 2005. As the date of these financial statements, this case is pending.

2. In conecction with Licancel Plant, on June 22, 2011, the Company was notified of a civil claim for compensation of prejudice for an alleged tort liability, filed by twelve fishermen of the Mataquito River before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011. The case arose out of dead fish allegedly found in the Mataquito River on June 5, 2007 caused by the Licancel Plant. The plaintiffs seek to be compensated for alleged damages that they had from the aforementioned event, including loss of profits, pain and suffering and an alleged contractual liability.

On October 21, 2015 the Court issued a definitive first instance decision partially admitting the claim, sentencing Celulosa Arauco y Constitución S.A. to pay each claimant – as non-monetary damages – the sum of $5,000,000 plus adjustments, as per the variation of the CPI, calculated as from May 2007 until the month of the actual payment. On November 16, 2015, the defendant challenged the definitive decision through the submission of a cassation appeal based on formal aspects and an ordinary appeal. Pending. (Court of Appeals Docket No. 60-2016).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

3. Through Res. Ex. N° 1 issued by the Superintendence of the Environment (“SMA”) on January 8, 2016, notified on January 14, 2016, the SMA formulated 11 charges against the Company, due to alleged breaches of certain Environmental Qualification Resolutions for the Valdivia Plant and of DS No. 90/2000. The 11 charges were classified as follows by the SMA: 1 critical, 5 severe, 5 minor.

On February 12, 2016, the Company submitted its defenses. The SMA shall analyze and rule on the defenses, and it may request new information or open a term for providing evidence. Once these proceedings have been discharged, the SMA will issue a resolution that either absolves or sanctions the Company. The resolutions issued by the SMA may be appealed before the Environmental Court.

4. Through Res. Ex. N° 1 of the SMA, dated February 17, 2016 notified on February 23, 2016, the SMA formulated 8 charges against the company due to alleged breaches of certain Environmental Qualification Resolutions for the Nueva Aldea Plant. The 8 charges were qualified by the SMA as follows: 7 severe and 1 minor.

On March 15, 2016, the company submitted - within the established term - a compliance program which contains 30 actions and goals, related to each one of the 8 alleged infringements. If the compliance program is approved by the SMA and in turn satisfactorily implemented, it is possible to conclude the proceedings without the imposition of any sanctions.

On May 6, 2016, the Company was notified of Ex. Res. No. 5 issued by the SMA, which submits certain observations to the compliance program filed by the company. Initially, 6 business days were granted for filing a new compliance program that includes the aforementioned observations.

Arauco Argentina S.A.

1. (i) On October 8, 2007, the Federal Administration of Internal Revenue (Administración Federal de Ingresos Públicos) (AFIP) initiated an ex oficio proceeding against our Argentine affiliate Arauco Argentina S.A. challenging its deduction from its income tax liability of certain expenses, interest payments and exchange rate differences generated by Private Negotiable Obligations which were issued by such company in 2001 and paid in 2007.

On November 20, 2007, Arauco Argentina S.A. submitted a counterclaim completely rejecting all of AFIP’s allegations and asserting legal arguments that justify its actions in the determination of its income tax.

On December 14, 2007, AFIP notified Arauco Argentina S.A. that its counterclaim had been dismissed, thus issuing an ex oficio ruling and ordering the payment, within 15 working days, of the calculated income tax difference for the 2002, 2003 and 2004 fiscal years of Argentine Pesos $417,908,207 (ThU.S.$ 28,429 at March 31, 2016), compensatory interest, and fines for omission. On February 11, 2008, Arauco Argentina S.A. appealed the aforementioned ruling before the National Tax Court (“Tribunal Fiscal de la Nación”) (TFN).

On February 8, 2010, Arauco Argentina S.A. was notified of TFN’s ruling, which confirmed the ruling issued by AFIP, with court expenses, based on arguments different from those that justified AFIP’s ex oficio decision. This decision by the TFN extinguished the administrative process. As a result, the company’s only remaining option was to pursue a remedy before the Contentious Administrative Matters Federal Appeals Court (“Cámara de Apelaciones en lo Contencioso Administrativo Federal”) (CACAF) and, subsequently, the National Supreme Court of Justice (“Corte Suprema de Justicia de la Nación”).

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

On February 15, 2010, Arauco Argentina S.A. appealed before the CACAF, making all necessary submissions with the purpose of attaining a revocation of the contested decision. Arauco Argentina S.A. paid litigation fees (tasa de justicia) in the amount of Argentine Pesos 5,886,053 (ThU.S.$400 at March 31, 2016).

On March 18, 2010, the CACAF issued a court decree in which it ordered the AFIP to refrain from requesting the blocking of preventive interim relief measures, administratively demanding payment, issuing debt invoices, or initiating judicial collection actions, including seizure of property and other enforcement measures, against Arauco Argentina S.A. until CACAF reaches a decision on APSA’s request for an injunction.

On May 13, 2010, the CACAF decided to grant the injunction requested by Arauco Argentina S.A., ordering to suspend the enforcement of the AFIP resolution until the final decision on this matter. This injunction was granted by the CACAF subject to the granting of a corresponding bond. On May 19, 2010, Arauco Argentina S.A. filed with the Appeal Court a surety policy issued by Zurich Argentina Cía. de Seguros S.A. On May 20, 2010, the CACAF asked Arauco Argentina S.A. to specify the areas covered by the surety insurance. On May 28, 2010 Arauco Argentina S.A. complied with this request and attached Endorsement No. 1 of the surety policy in favor of the CACAF – Trial Chamber I – in the amount of Argentine Pesos 633,616,741 (equivalent to ThU.S.$43,103 as of March 31, 2016), which includes initial capital, plus adjustments and interests to the date of the bond. On June 2, 2010 the CACAF accepted this surety filed by Arauco Argentina S.A. and sent notice to AFIP of the injunction granted. On June 4, 2010 the AFIP was notified of the ruling dated May 13, 2010, which is final since June 22, 2010.

On February 1, 2013, Arauco Argentina S.A. received notice of the decision dated December 28, 2012, whereby the First Chamber of Appeals rejected the appeal lodged by the company, confirming the ex officio determination of the AFIP, and imposed the judicial fees for both instances as per their generation, since there was contradictory case law. The company appealed this decision before the National Supreme Court of Justice via the various legal procedural remedies available. On February 4, 2013, the company filed an ordinary appeal against the Chamber’s decision and on February 19, 2013, it also filed an extraordinary appeal against the same judgment, both before the National Supreme Court of Justice. On May 6, 2013, Arauco Argentina S.A. was notified of the decision of the Court of Appeals that, as of April 23, 2013, granted the ordinary appeal to the National Supreme Court of Justice and was present, to her chance the Extraordinary Appeal field. On May 27, 2013, the file was forwarded to the Supreme Court of Justice of the Country. On June 3, 2013, Arauco Argentina S.A. was notified of the procedural ruling issued by the High Court on May 29, 2013, declaring that the Ordinary Appeal had been duly received. On June 17, 2013, Arauco Argentina S.A. submitted a duly founded presentation in connection with the Appeal, which the Court subsequently ordered to be transferred to AFIP, a circumstance of which the company was notified on June 28, 2013.

The reasoning of the Chamber of Appeals’ decision did not modify the opinion of our external counsel in that the company acted in accordance with law when deducting the interest, expenses and exchange differences in the indebtedness challenged by the State, and they still hold that there are good possibilities for the decision to be quashed, rendering without effect AFIP’s ex officio determination.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

(ii) Within the course of this case’s proceedings, and particularly regarding payment of the litigation fees (tasa de justicia) before the TFN, on July 18, 2008, the Examining Officer ordered Arauco Argentina S.A. to pay Argentine Pesos 10,447,705 (ThU.S.$710 at March 31, 2016) as payment of Tasa de Actuación (Litigation Fee) before the TFN. On August 14, 2008, Arauco Argentina S.A filed a petition with the court requesting that this order be reconsidered, or alternatively, rejected on the grounds that the requested amount was unreasonable. Arauco Argentina S.A provided evidence that it had paid Argentine Pesos 1,634,914 (equivalent to ThU.S.$111 at March 31, 2016), considering that this was the actual amount due, pursuant to Law, for the Tasa de Actuación (Litigation Fee). On April 13, 2010, the First Chamber of the CACAF denied Arauco Argentina S.A.’s appeal. On April 26, 2010, Arauco Argentina S.A. filed an ordinary appeal against the latter decree before the National Supreme Court of Justice, which was granted on February, 3, 2011. On June 23, 2011, the brief with the ordinary appeal was filed before the Supreme Court. On July, 14, 2011, AFIP answered the petition of this brief. On May 8, 2012, the Supreme Court ruled that the ordinary remedy was wrongly admitted, since the appealed sentence was not a final ruling. The case file was returned to First Chamber of the National Appeals Court of Contentious Administrative Matters. On June 15, 2012, Arauco Argentina S.A. requested that the case be suspended until the substantial issues of the case were resolved, a request which was rejected by the CACAF on June 25, 2012. On July 2, 2012, Arauco Argentina S.A. filed a motion to reconsider, requesting that such ruling be rendered ineffective and the extraordinary proceeding be suspended until the substantial issues of the case were ruled on, also expressing that it still maintained its interest in the extraordinary remedy that was submitted. On August 21, 2012, Arauco Argentina S.A. filed a presentation which expressed its interest to maintain the extraordinary appeal. On February 19, 2013, Arauco Argentina S.A. requested the Extraordinary Remedy to be dealt with, and that copy of the judgment passed in the main suit be attached thereto. On the same date Arauco Argentina S.A. lodged a Federal Extraordinary remedy on grounds that the judgment relating to the procedural tax discussed in this ancillary suit ought to be analyzed in consistency with that of the main suit. On April 8, 2013, the Chamber conferred upon AFIP a period to respond to Arauco Argentina S.A.’s Extraordinary Remedy. On November 26, 2013, Arauco Argentina S.A. was served with a ruling dated October 8, 2013 whereby the 1st Chamber of the Appeals Department decided to deny Arauco Argentina S.A.’s May 6, 2010 Extraordinary Remedy, imposing upon Arauco Argentina S.A. the obligation to bear the court costs and fees. On November 18, 2014, the 1st Chamber of the Appeals Department decided to dismiss Arauco Argentina S.A.’s second extraordinary remedy.

2. By way of Resolutions Nos. 952/2000 and 83/03, and within the context of the provisions of Law No. 25,080, the former Secretary for Agriculture, Ranching, Fishing and Foods approved the projects submitted by Arauco Argentina S.A. to build an MDF plant (boards) and a sawmill, along with the forestation of several hectares for supplying said industries.

In March of 2005, by way of Note No. 145/05, issued by the Undersecretary for Agriculture, Ranching and Forestation, the exemption to pay exportation duties granted to Arauco Argentina S.A. was suspended, as were the exemptions granted to all other companies benefited by this system under Law No. 25,080, a suspension which was implemented as a preventive measure, invoking the need to review the proceedings conducted in the respective case files. After the exhaustion of the administrative procedures, the measure is being argued by the company before the courts. In said context, on November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering that Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, provided that it guarantee said duties by taking out warranty insurance. The judicial measure became effective beginning on March of 2007 by

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

collateralization through the granting of bond (caución) policies for each shipment permits exempted from payment of export duty. Notwithstanding this ruling, the issuance of the ruling on the substantial issues of the matter is still pending. The company maintains an assignment of funds equivalent to ThU.S.$ 23,440 in connection to the aforementioned export duties, which is shown under not current provisions.

The export duties paid by the company while the benefit was suspended were allocated to the results of each financial year. As of this date, the company has submitted a claim against the National Government demanding the return of ThU.S.$6,555, plus interest accrued as from the serving of process of said claim, amount which corresponds to the Export Duties paid between March of 2005 and March of 2007 as a result of the benefit’s suspension.

In turn, during April of year 2005, the Secretary for Agriculture, Ranching, Fishing and Foods issued Resolution No. 260/2005, requiring that holders of any firms that had received the fiscal benefits granted under Law No. 25,080 should establish guarantees to cover the total amount of any such benefits, considering for such purposes all benefits that had been enjoyed until the date of their establishment. Arauco Argentina S.A. then proceeded to establish the required guarantees, which - as of the date of these financial statements - amount to Argentine Pesos 172,602,362 (ThU.S.$11,741 at March 31, 2016).

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

3. On December 6, 2013, Arauco Argentina S.A. was served upon Resolution 803 issued by the Central Bank of the Republic of Argentina (BCRA) on November 22, 2013. By means of such resolution, the BCRA initiated Investigation No. 5581, whereby it is sought to determine the absence of currency inflow and liquidation, and the delayed inflow of currency arising from export operations.

On March 6, 2014, the BCRA notified Arauco Argentina S.A. that it had received the APSA’s response and was beginning the trial period. On June 18, 2014 the BCRA notified the company of the closure of the trial period. On June 26, 2014 APSA presented its answer. On October 6, 2014, the company was served with the ruling dated September 30, 2014, issued by the National Criminal and Economic Court No. 8, Secretary No. 16, through which it was notified that the court would analyze the case under Case File No. 1330/2014.

As of the date of issuance of these financial statements, in the opinion of the company´s legal advisors, the likelihood of obtaining a favorable outcome (that is to say, no fines being imposed) is high, given the solid defense arguments raised by Arauco Argentina S.A. and the precedents relating to infractions of a similar nature.

Arauco do Brasil S.A.

On November 8, 2012, the Brazilian tax authorities issued an Infringement Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for allegedly unpaid taxed owed by said company during the period from 2006 to 2010. Specifically, the tax authorities (i) objected to the deductibility of certain payments made, and expenses incurred (including the amortization of premiums, interest and litigation costs) by Arauco do Brasil between 2005 and 2010, and, (ii) argued that Arauco do Brasil made certain insufficient payments regarding the Brazilian Corporate Tax (“IRPJ”) and the Corporate Contribution over Net Profits (“CSLL”) during 2010.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the Infringement. Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. As of the date of this report, the trial pertaining to this objection is still pending. The company believes that its challenge against the Infringement Notice is based on sound legal grounds and that a reasonable possibility exists that this matter will be resolved in favor of the company. However, if a favorable ruling is not obtained, it is possible that an obligation is generated in the aforementioned sums, plus interest and fines, up to the date on which the respective payment is made.

Forestal Arauco S.A.

1. On October 26, 2012, Forestal Valdivia S.A., now Forestal Arauco S.A., was notified of a restitution suit filed by Mr. Nelson Vera Moraga, Attorney representing the estate of Mrs. Julia Figueroa Oliveiro, which occurred over 60 years ago. That application was lodged with the Civil Court of Loncoche, Docket Number 79-2012, and the lawsuit demanded the recovery and restitution of two estates, with their products and improvements, arguing that the aforementioned estate is the sole and exclusive owner of two real estate properties whose total surface amounts to 1,210 hectares and are allegedly occupied by Forestal Valdivia S.A. On March 13, 2014, the Court issued a first instance ruling rejecting the claim. On March 31, 2014, the plaintiff appealed the first instance ruling through the submittal of a cassation appeal with regards to procedural aspects to the Court of Appeals of Temuco. On August 10, 2015, the Court of Appeals of Temuco issued a decision confirming the first instance decision with litigation costs.

On August 28, 2015, the plaintiff filed a cassation appeal based on substantial and procedural grounds against the judgment of the Court of Appeals. On September 4, 2015, the Court of Appeals set an outcome guaranty deposit (fianza de resultas) of 50 million Chilean pesos. On September 10, 2015, the defendant requested that the guaranty deposit be set aside, or alternatively reduced to the amount of 300,000 Chilean Pesos. On September 16, 2015, the Court of Appeals decided to keep the guaranty deposit in the amount of 50 million Chilean pesos. On October 21, 2015, the cassation appeal was processed by the Supreme Court. On October 23, 2015, the petitioner formally became a party to the cassation proceedings. On November 3, 2015, the respondent formally became a party to the cassation proceedings. On November 6, 2015, Forestal Arauco S.A. filed a motion for the declaration of inadmissibility of the cassation appeal. On December 30, 2015, the Supreme Court issued a resolution accepting to entertain the appeal. Currently, the case is pending (Court Docket No. 595-2014).

2. On October 8, 2013, Bosques Arauco S.A., now Forestal Arauco S.A. was notified of a civil claim filed by Mr. Manuel Antonio Fren Casanova, requesting the court to declare the properties known as Cuyinco and Cuyinco Alto as two different properties and, therefore, to order the cancellation of the ownership registration in the name of Bosques Arauco S.A. found on N° 290 of page 266 of the Registry of Property kept by the Real Estate Registrar of Cuyinco Alto, on the grounds that, Bosques Arauco S.A. erroneously understood that its property, Cuyinco Alto of 4,600 hectares, would also encompass the land known as Cuyinco, which allegedly belongs to the claimant.

CELULOSA ARAUCO Y CONSTITUCION S.A.

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Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The claim was filed before the Civil Court of Lebu (Case File No. C-269-2013). On October 27, 2015, the Court passed a first instance definitive judgment, dismissing the claim in its entirety. On November 16, 2015, the plaintiff challenged the first instance judgment by means of a cassation appeal based on substantial and procedural grounds. Currently the case file is pending at the Court of Appeals, which shall proceed to entertain and decide upon such remedy. (Case Docket Court of Appeals No. 1956-2015). The Court of Appeals decided to send the case back to the lower court, so that the same could issue a decision pertaining to the disqualification of a witness that was not decided upon in the original decision, thus completing the same. Case file has been re-entered. Pending.

3. Maquinarias y Equipos Klenner Limitada filed a civil damages claim before the First Civil Court of Valdivia, Case File number C-375-2015, against Forestal Arauco S.A. The claim seeks compensation for alleged damages brought as a result of the termination of a service provision contract that took place on February 9, 2010

On February 6, 2015, the claim was served on Mr. Cristián Durán Silva, on behalf of Forestal Arauco S.A. On February 12, 2015, the company appeared submitting a motion to void the service of process, since Mr. Cristian Durán Silva was not the legal representative of Forestal Arauco S.A., and because the requirements of article 44 of the Code of Civil Procedure had not been fulfilled in this service of process.

The Court granted the plaintiff the legal term to submit its arguments in this regard, issuing a resolution dated February 17 of 2015. Moreover, the company required that proceedings be suspended while this matter was pending decision. The Court gave the floor to the plaintiff with regard to this request. In view of the foregoing, on February 24, 2015, the company raised dilatory defenses, In view of the above, on February 24, 2015, the company filed dilatory defenses, which were dismissed by the Court on August 20, 2015. The decision whereby the defenses were dismissed was appealed by the defendant, and such appeal was ultimately dismissed by the Court of Appeals of Valdivia. On September 2, 2015, Forestal Arauco S.A. answered the claim. Subsequently, the plaintiff filed a reply, and the defendant filed the rejoinder. On October 1, 2015, a settlement hearing took place without any results. Currently, a decision on the motions for reconsideration with supplementary appeals is pending, in connection with the resolution issued by the Court that commenced the evidentiary stage. Pending.

4. On April 28, 2015, the company was notified of and answered the action for recovery submitted in ordinary proceedings by Mr. Rodrigo Huanquimilla Arcos and Mr. Mario Andrades Rojas, attorneys at law, on behalf of 24 members of the Arcos succession, who claiming to be owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, request that Forestal Celco S.A., currently Forestal Arauco S.A., be sentenced to return the abovementioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. The company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

The Court issued the resolution that commenced the evidentiary stage and ordered that this trial be joined with case file No. C-54-2015, suspending the proceeding and ordering the parties to appoint a joint representative to act on behalf of both parties, further ordering that the resolution be notified via substituted service of process. Once the joint representative has been appointed, the proceedings will resume. Despite the fact that our requests pertaining to the evidentiary stage have still not been ruled on, documents have been filed and petitions submitted regarding the performance of depositions, issuance of official letters and expert reports. Case file C-334-2014 of the Civil Court of Constitución.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

5. On April 6, 2015, the company was notified through a rogatory letter regarding the claim submitted by Mr. Gustavo Andrés Ochagavía Urrutia, attorney at law, acting on behalf of 23 members of the Arcos succession, who claim to be the owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, requesting that Forestal Celco S.A., currently Forestal Arauco S.A., be ordered to return the abovementioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. They base their claim in that Forestal Celco S.A., currently Forestal Arauco S.A., is allegedly in possession but does not own the real property in question. On April 28, 2014, the company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

On January 6, 2016, the plaintiff was notified of the ruling which commences the trial period. On January 8, 2016, the defendant requested a consolidation of the proceedings with Case file 334-2014, as well as the suspension of the proceedings until this request is decided upon.

On January 12, 2016, the Court granted the plaintiff a term for issuing observations regarding the request for joinder of proceedings, and meanwhile suspended the procedure. Despite the fact that our requests pertaining to the evidentiary stage have still not been ruled on, documents have been filed and petitions submitted regarding the performance of depositions, issuance of official letters and expert reports. The Court ordered this case file to be joined with the proceedings of case file No. C-334-2014. Case file C-54-2015 of the Civil Court of Constitución.

No provisions have been recognized from the aforementioned contingences. At the end of each reporting period there are no other contingencies that might significantly affect the Company’s financial, position or results of operations.

Provisions recorded as of March 31, 2016 and December 31, 2015 are as follows:

	03-31-2016 Unaudited	12-31-2015
Classes of Provisions	ThU.S.$	ThU.S.$
Provisions, Current	805	858
Provisions for litigations	401	404
Other provisions	404	454
Provisions, non-Current	35,338	34,541
Provisions for litigations	11,893	10,996
Other provisions	23,445	23,545

Total Provisions	36,143	35,399

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2016 Unaudited
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions (**) ThU.S.$	Total ThU.S.$
Opening balance	11,400	23,999	35,399
Changes in provisions
Increase in existing provisions	1,278	—	1,278
Used provisions	(45)	—	(45)
Increase (decrease) in foreign currency exchange	(336)	—	(336)
Other Increases (Decreases)	(3)	(150)	(153)
Total Changes	894	(150)	744
Closing balance	12,294	23,849	36,143

(*)	The increase in legal claims is composed mainly of Th.U.S.$221 from Brazilian subsidiaries in connection with civil and labor lawsits, being the latter the most important. In addition there are ThU.S.$1,057 from Arauco Argentina in connection with labor lawsuits.
(**)	The change of Other Provisions comprises mainly a reversal of existing provision of Th.U.S.$ 100 corresponding to Arauco Argentina.

	12-31-2015
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions (**) ThU.S.$	Total ThU.S.$
Opening balance	16,038	51,026	67,064
Changes in provisions
Increase in existing provisions	2,555	1,429	3,984
Used provisions	(2,990)	—	(2,990)
Increase (decrease) in foreign currency exchange	(5,163)	—	(5,163)
Other Increases (Decreases)	960	(28,456)	(27,496)
Total Changes	(4,638)	(27,027)	(31,665)
Closing balance	11,400	23,999	35,399

(*)	The increase in legal claims is composed mainly of Th.U.S.S$1,558 from Brazilian subsidiaries in connection with civil and labor lawsits, being the latter the most important. In addition there are ThU.S$840 from Arauco Argentina in connection with labor lawsuits.
(**)	The increase of Other Provisions comprises mainly an increase of Th.U.S$1,429 from Arauco Argentina for export duties. While in the Other Increases (Decreases) line item, the reverse of Negative Equity to Arauco Forest Brasil over Novo Oeste by Th.U.S.$ 25,290 and Forestal Cholguán over Sercor is reflected by Th.U.S.$2,850.

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include the recognition of a liability related to investments in associates and joint ventures accounted under the equity method with net asset deficiency at the end of the reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

Classes of Intangible Assets, Net	03-31-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
Intangible assets, net	86,820	88,112
Computer software	20,033	21,251
Water rights	5,689	5,485
Customer	54,967	55,265
Other identifiable intangible assets	6,131	6,111

Classes of intangible Assets, Gross	145,001	142,704
Computer software	58,859	58,275
Water rights	5,689	5,485
Customer	71,955	70,676
Other identifiable intangible assets	8,498	8,268

Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(58,181)	(54,592)
Accumulated amortization and impairment, intangible assets	(58,181)	(54,592)
Computer software	(38,826)	(37,024)
Customer	(16,988)	(15,411)
Other identifiable intangible assets	(2,367)	(2,157)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	03-31-2016 Unaudited
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rigths ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	21,251	5,485	55,265	6,111	88,112
Changes
Additions	226	204	—	91	521
Disposals	0	—	—	—	0
Amortization	(1,674)	—	(1,180)	(166)	(3,020)
Increase (decrease) in foreign currency conversion	92	—	882	95	1,069
Others Increases (Decreases)	138	—	—	—	138
Changes Total	-1,218	204	(298)	20	(1,292)
Closing Balance	20,033	5,689	54,967	6,131	86,820

	12-31-2015
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rigths ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	18,224	5,442	63,164	6,428	93,258
Changes
Additions	9,638	66.00	—	690	10,394
Amortization	(6,448)	(2.00)	(4,819)	(684)	(11,953)
Increase (decrease) in foreign currency conversion	(84)	-21	(3,080)	(253)	(3,438)
Changes Total	3,027	43	(7,899)	(317)	(5,146)
Closing Balance	21,251	5,485	55,265	6,111	88,112

		Average
Computer Software	Years	5
Customer	Years	15
Brands	Years	7

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The amortization of customer and computer software is presented in the Consolidated Statements of profit or loss under the Administrative Expenses line item.

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.6 million hectares, out of which 1 million hectares are used for forestry planting, 406 thousand hectares are native forest, 186 thousand hectares are used for other purposes and 58 thousand hectares not yet planted.

As of March 31, 2016, the production volume of logs totaled 4.5 million cubic meters (4.8 million cubic meters as of March 31, 2015).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•	The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•	Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the Statement of profit or loss under the line item Other income per function, which as of March 31, 2016 amounted to ThU.S.$50,475 (ThU.S.$46,782 as of March 31, 2015). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of March 31, 2016 amounted to ThU.S.$41,268 (ThU.S.$42,972 as of March 31, 2015).

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

•	The discount rates used are 8% in Chile, Brazil and Uruguay, and 12% in Argentina.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0,5	(116,485)
	-0,5	123,707
Margins (%)	10	416,035
	-10	(416,035)

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources and efficient protection measures for these forestry assets, allow financial and operational risks to be minimized.

Detail of Biological Assets Pledged as Security

As of March 31, 2016, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these interim consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Current and Non-Current Biological Assets

As of the date of these interim consolidated financial statements, the Current and Non-current biological assets are as follows:

	03-31-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
Current	308,916	306,529
Non-current	3,569,514	3,520,068
Total	3,878,430	3,826,597

Reconciliation of carrying amount of biological assets

Movement	03-31-2016 Unaudited ThU.S.$
Opening Balance	3,826,597
Changes in Biological Assets
Additions	34,512
Decreases due to Sales	(376)
Decreases due to Harvest	(70,197)
Gain (losses) arising from changes in fair value less costs to sale	50,475
Increases (decreases) in Foreign Currency Translation	33,680
Other Increases (decreases)	3,739
Total Changes	51,833
Closing Balance	3,878,430

Movement	12-31-2015 ThU.S.$
Opening Balance	3,846,353
Changes in Biological Assets
Additions	215,557
Decreases due to Sales	(1,028)
Decreases due to Harvest	(299,501)
Gain (losses) arising from changes in fair value less costs to sale	210,479
Increases (decreases) in Foreign Currency Translation	(111,502)
Loss of forest due to fires	(34,850)
Other Increases (decreases)	1,089
Total Changes	(19,756)
Closing Balance	3,826,597

As of the date of these interim consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Detail information of disbursements related to the environment

As of March 31, 2016 and December 31, 2015 Arauco has made and / or has committed the following disbursements by major environmental projects:

03/31/2016		Disbursements undertaken 2016				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	0	Assets	Property, plant and equipment	701	2016
Arauco Do Brasil S.A.	Environmental improvement studies	In process	2	Expense	Administration expenses	1,616	2016
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	7	Assets	Property, plant and equipment	2,799	2016
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	7	Assets	Property, plant and equipment	8,553	2018
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	65	Assets	Property, plant and equipment	1,220	2016
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	4,181	Assets	Property, plant and equipment	109,178	2017
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	5,881	Expense	Operating cost	0	2016
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	136	Assets	Property, plant and equipment	1,284	2016
Arauco Argentina S.A	Construction emisario	In process	0	Assets	Property, plant and equipment	805	2016
Arauco Argentina S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	13	Assets	Property, plant and equipment	298	2016
Arauco Argentina S.A	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	27	Assets	Property, plant and equipment	6,268	2016
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	278	Expense	Operating cost	833	2016
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	152	Expense	Administration expenses	455	2016
Paneles Arauco S.A.	Environmental improvement studies	In process	808	Assets	Property, plant and equipment	483	2016
Forestal Arauco S.A. (Ex-Forestal Celco S.A.)	Environmental improvement studies	In process	159	Expense	Administration expenses	684	2016
Forestal los Lagos S.A	Environmental improvement studies	In process	59	Expense	Operating cost	208	2016

		TOTAL	11,775			135,385

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

12/31/2015		Disbursements undertaken 2015				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	32	Assets	Property, plant and equipment	220	2016
Arauco Do Brasil S.A.	Environmental improvement studies	In process	220	Expense	Administration expenses	699	2016
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	2,720	Assets	Property, plant and equipment	0
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	2,688	Assets	Property, plant and equipment	1,057	2016
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	Finished	4,818	Assets	Property, plant and equipment	0
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	244	Assets	Property, plant and equipment	0
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	6,668	Assets	Property, plant and equipment	113,321	2017
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	Finished	27,868	Expense	Operating cost	0
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2,122	Assets	Property, plant and equipment	1,420	2016
Arauco Argentina S.A	Construction emisario	In process	0	Assets	Property, plant and equipment	805	2016
Arauco Argentina S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	165	Assets	Property, plant and equipment	3,952	2016
Arauco Argentina S.A	Environmental improvement studies	Finished	117	Assets	Property, plant and equipment	0
Arauco Argentina S.A	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	38	Assets	Property, plant and equipment	6,268	2016
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,627	Expense	Operating cost	109	2016
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	555	Assets	Property, plant and equipment	366	2016
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	720	Assets	Property, plant and equipment	0
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	355	Expense	Administration expenses	355	2016
Forestal Arauco S.A. (Ex-Forestal Celco S.A.)	Environmental improvement studies	In process	613	Expense	Administration expenses	783	2016
Forestal los Lagos S.A	Environmental improvement studies	In process	206	Expense	Operating cost	208	2016

		TOTAL	51,776			129,563

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

Arauco decided to sell assets in previous years corresponding mainly to sawmills in Chile and remains committed to its sales plan.

By the end of fiscal year 2015, Paneles Arauco S.A. decided to reclassify to Properties, plant and equipment an amount of ThU.S.$5,429, since the Escuadron, La Araucana and Remanufactura Lomas Coloradas plants were used as warehouses for finished products. These assets consisted of buildings and saw mill equipment, which were shut down in preceding years.

The following table sets forth information on the main types of non-current assets held for sale:

	03-31-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
Land	381	217
Buildings	1,122	1,122
Property, plant and equipment	1,860	1,855
Total	3,363	3,194

As of March 31, 2016 and December 31, 2015 there was no effect on results related to the sale of assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco’s financial instruments as of March 31, 2016 and December 31, 2015, are displayed in the table below. Regarding those instruments valued at an amortized cost, as estimation of their reasonable value is displayed for informational purposes.

Financial Instruments Thousands of dollars	March 2016 Unaudited		December 2015
	Carrying amount	Fair Value	Carrying amount	Fair Value

Fair value through profit or loss (held for trading)	261,806	261,806	200,034	200,034
Forward	9,391	9,391	3,245	3,245
Mutual funds (2)	252,415	252,415	196,789	196,789
Loans and Accounts Receivables	1,097,945	1,097,945	1,054,952	1,054,952
Cash and cash equivalents	390,296	390,296	303,236	303,236
Cash	196,046	196,046	143,324	143,324
Time deposits	194,250	194,250	159,912	159,912
Agreements	—	—	—	—
Accounts Receivables (net)	698,963	698,963	748,592	748,592
Trades and other receivables	564,540	564,540	614,655	614,655
Lease receivable	13	13	15	15
Other receivables	134,410	134,410	133,922	133,922
Accounts receivable from related parties	8,686	8,686	3,124	3,124
Other Financial Assets (5)	13,130	13,130	29,545	29,545

Financial Liabilities at amortized cost (3)	4,966,388	5,267,325	4,895,594	5,095,196
Bonds issued denominated in U.S. dollars	2,294,741	2,471,076	2,317,216	2,409,538
Bonds issued denominated in U.F. (4)	927,962	994,504	863,118	923,775
Bank Loans in Dollars	1,012,175	1,073,103	953,898	1,004,792
Bank borrowing denominated in U.S. dollars	23,652	23,652	43,644	43,644
Financial Leasing	129,382	126,514	127,559	123,289
Government Loans	0	0	0	0
Trades and other Payables	572,606	572,606	583,018	583,018
Accounts payable to related parties	5,870	5,870	7,141	7,141
Financial liabilities at fair value through profit or loss	2,452	2,452	1,429	1,429
Hedging Liabilities	165,263	165,263	226,139	226,139

(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the line item “other financial assets” in the consolidated statement of financial position.
(2)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statement of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short term investment.
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables” and derivatives are presented in the consolidated statement of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.
(5)	Includes guarantee fund for derivatives which correspond to the collateral under swap agreements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of March 31, 2016, have been measured based on the valuation methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Securities or quoted prices in active markets for identical assets and liabilities

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Financial Instruments	Fair Value		Fair Value
Thousands of dollars	March 2016	Level 1	Level 2	Level 3

Fair value through profit or loss (held for trading)
Forward	9,391		9,391
Mutual funds (2)	252,415	252,415

Other Financial Assets	13,130	12,685	445

Financial Liabilities at amortized cost
Bonds issued denominated in U.S. dollars	2,471,076	2,471,076
Bonds issued denominated in U.F. (4)	994,504	994,504
Bank Loans in Dollars	1,073,103		1,073,103
Bank Loans in Other currencies	23,652		23,652
Financial Leasing	126,514		126,514

Hedging Liabilities	165,263		165,263
Financial liabilities at fair value through profit or loss	2,452		2,452

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

23.3 Explanation of the valuation of Financial Instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of trade and other receivables, trade and others payables, accounts payables related parties, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments, and, in the case of trade and other receivables, due to the fact that any loss resulting from its recoverability is already reflected in the provision for doubtful accounts.

Derivative financial instruments

Interest rate and currency swaps are valued under the cash flow discount method at the rate applicable according to the transaction’s risk, using an internal methodology based on the information obtained from Bloomberg. In this particular case, given that cross currency swaps correspond to future flows in UF and future flows in Dollars, Arauco calculates the current value of such flows by using 2 discount curves: the UF zero coupon curve and the Dollar zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

For the case of zero cost collar, the Bloomberg terminal is used to value Fuel Oil No. 6 and Diesel options.

Financial Liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings were determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The following table shows compliance with financial covenants (level of indebtedness, exposed on point 23.9.3) required by domestic bond indentures:

	March 2016 ThU.S.$ Unaudited	December 2015 ThU.S.$
Financial debt, current	360,902	291,798
Financial debt, non-current	4,027,010	4,013,637
Total financial debt	4,387,912	4,305,435
Cash and cash equivalent	(642,711)	(500,025)
Net financial debt	3,745,201	3,805,410
Non-controlling interests	40,683	37,735
Equity attributable to owners of parent	6,729,406	6,608,710
Total equity	6,770,089	6,646,445

Debt to equity ratio	0.55	0.57

The following table sets forth a econciliation between the financial liabilities and the statement of financial position as of March 31, 2016 and December 31, 2015:

Thousands of dollars	March 2016
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	12,917	24,553	37,470	1,199,543	1,985,689	3,185,232	3,222,702
Bank borrowing	34,094	244,384	278,478	636,109	121,240	757,349	1,035,827
Financial Leasing	9,910	35,045	44,955	84,428	—	84,428	129,383
Swap and Forward	4,585	—	4,585	163,130	—	163,130	167,715

Other Financial Liabilities, Total (a)	61,506	303,982	365,488	2,083,210	2,106,929	4,190,139	4,555,627

Thousands of dollars	March 2016
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	545,724	26,882	572,606	—	—	—	572,606
Related party payables	5,870	—	5,870	—	—	—	5,870

Accounts Payable, Total (b)	551,594	26,882	578,476	—	—	—	578,476

Financial Liabilities, Total (a) + (b)	613,100	330,864	943,964	2,083,210	2,106,929	4,190,139	5,134,103

Thousands of dollars	December 2015
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	49,357	5,836	55,193	1,179,558	1,945,583	3,125,141	3,180,334
Bank borrowings	126,795	72,948	199,743	648,017	149,782	797,799	997,542
Financial leasing	9,301	27,561	36,862	90,697	—	90,697	127,559
Swap and Forward	4,240	—	4,240	223,328	—	223,328	227,568

Other Financial Liabilities, Total (a)	189,693	106,345	296,038	2,141,600	2,095,365	4,236,965	4,533,003

Thousands of dollars	December 2015
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	583,018	0	583,018	—	—	—	583,018
Related party payables	7,141	—	7,141	—	—	—	7,141

Accounts Payable, Total (b)	590,159	0	590,159	—	—	—	590,159

Financial Liabilities, Total (a) + (b)	779,852	106,345	886,197	2,141,600	2,095,365	4,236,965	5,123,162

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

23.4 Derivative Financial Instruments

Hedging instruments recorded as of March 31, 2016 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the Statement of Financial Position under Other Non-current Financial Assets or Other Non-current Financial Liabilities, respectively. The effects for the period are presented under Equity as Other Comprehensive Income or the Statement of Comprehensive Income as Finance Income or Finance Costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the hedging instruments included in the Financial Position Statement as of the end of this period, is presented below:

Financial Instruments	Fair Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	9,391
Forward- Argentina	2,555
Forward- Chile	6,657
Forward- Uruguay (1)	179

Hedging Assets	418
Forward-Uruguay (1)	41
Zero Cost Collar	377

Financial liabilities at fair value through profit or loss	(2,452)
Forward-Colombia	(1,370)
Forward-Uruguay (1)	(1,082)

Hedging Liabilities	(226,139)
Cross Currency Swaps	(152,875)
Forward-Uruguay (1)	(8,731)
Zero Cost Collar	(3,657)

(1)	Include Swap and Forward from Uruguay tables.

23.4.1 Chile

23.4.1.1 Cross currency swaps

Arauco has exposure to cash flow variability in the exchange rate risk factor. This occurs mainly because of holding assets or liabilities in currencies other than the functional currency, creating variations that could affect the operation’s results.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Below are the cross currency swaps that Arauco has as of March 31, 2016 to cover the exposure to the exchange rate risk generated from bonds denominated in UF:

Bond	Institution	Amount U.S.$	Amount UF	Starting date	Ending date	Market Value U.S.$
F	Deutsche - England	43,618,307	1,000,000	10/30/2011	10/30/2021	(7,984,428)
F	JP Morgan - N.A.	43,618,307	1,000,000	10/30/2011	10/30/2021	(7,838,628)
F	Deutsche - England	37,977,065	1,000,000	04/30/2014	04/30/2019	(221,237)
F	BBVA - Chile	38,426,435	1,000,000	10/30/2014	04/30/2023	(2,747,469)
F	BBVA - Chile	38,378,440	1,000,000	10/30/2014	04/30/2023	(2,338,520)
F	Santander - Chile	37,977,065	1,000,000	10/30/2014	04/30/2023	(1,785,885)
F	BCI - Chile	37,621,562	1,000,000	10/30/2014	04/30/2023	(1,218,536)
J	Corpbanca - Chile	42,864,859	1,000,000	09/01/2010	09/01/2020	(8,422,953)
J	BBVA - Chile	42,864,859	1,000,000	09/01/2010	09/01/2020	(8,422,953)
J	Deutsche - England	42,864,859	1,000,000	09/01/2010	09/01/2020	(8,519,079)
J	Santander - Spain	42,873,112	1,000,000	09/01/2010	09/01/2020	(8,375,187)
J	BBVA - Chile	42,864,257	1,000,000	09/01/2010	09/01/2020	(8,211,506)
P	Corpbanca - Chile	46,474,122	1,000,000	05/15/2012	11/15/2021	(9,546,629)
P	JP Morgan - N.A.	47,163,640	1,000,000	11/15/2012	11/15/2021	(9,178,626)
P	BBVA - Chile	42,412,852	1,000,000	11/15/2013	11/15/2023	(6,053,120)
P	Santander - Chile	41,752,718	1,000,000	11/15/2013	11/15/2023	(5,024,741)
P	Deutsche - England	41,752,718	1,000,000	11/15/2013	11/15/2023	(4,993,701)
R	Santander - Chile	128,611,183	3,000,000	10/01/2014	04/01/2024	(25,153,918)
R	JP Morgan - England	43,185,224	1,000,000	10/01/2014	04/01/2024	(7,699,466)
R	Corpbanca - Chile	43,277,070	1,000,000	10/01/2014	04/01/2024	(7,674,074)
Q	BCI - Chile	43,185,224	1,000,000	10/01/2014	04/01/2021	(5,789,739)
Q	BCI - Chile	43,196,695	1,000,000	10/01/2014	04/01/2021	(5,674,680)

						(152,875,075)

Arauco needs to minimize the risk of exchange rate as it holds adjustable obligations in Chilean Pesos. The objective of this position in the swap is to eliminate the uncertainty of the exchange rate, exchanging the flows derived from obligations expressed in adjustable pesos of the bonds described above, with flows in U.S. dollars (Arauco’s functional currency), at a fixed and determined exchange rate as of the agreement’s execution date.

Through an effectiveness test, and pursuant to IFRS 39, we were able to validate that the aforementioned hedging instruments are highly effective within an acceptable range for Arauco, for the purposes of eliminating the uncertainty of the exchange rate in the commitments derived from the hedged object.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

23.4.1.2 Zero Cost Collars

Our results are exposed to changes the price of certain fuels. To minimize the risk we limited the volatility of future cash flows associated with the purchase of Fuel Oil No. 6 for year 2016 through zero cost collar contracts of this commodity. The Fuel Oil No. 6 is consumed in the process of pulp production.

Furthermore, we have indirect exposure to the price of Diesel due to contracts with forestry industry contractors, whose rates vary according to the price of this commodity, as well as other variables. To minimize this risk, we use financial instruments to cover the risk associated with the volatility of the cost of forestry contractor rates, from June 2015 until May 2016.

Contracts held by Arauco as of March 31, 2016 are presented in the following table:

Commodity	Institution	Amount U.S.$	Unit	Hedge starting date	Ending date	Market Value U.S.$
Diesel	JP Morgan - U.K.	29,465	Thousands Gall.	06/01/2015	05/31/2016	(4,429,763)
Fuel Oil N°6	JP Morgan - U.K.	337	Thousands Bbl.	01/01/2016	06/30/2016	(4,301,167)
Fuel Oil N°6	JP Morgan - U.K.	167	Thousands Bbl.	07/01/2016	12/31/2016	376,694

						(8,354,236)

23.4.1.3 Forward

Forward contracts that are in force and effect as of March 31, 2016 are detailed in the following table:

Exchange rate	Institution	Amount U.S.$	Hedge starting date	Ending date	Market Value U.S.$
EURUSD	Santander - Chile.	149,696,250	03/01/2016	04/29/2016	6,656,553

23.4.1.4 Colombia

Forward contracts that are in force and effect, executed by Arauco Colombia as of March 31, 2016, are detailed in the following table:

Exchange rate	Institution	Amount U.S.$	Starting date	Hedge starting date	Market Value U.S.$
USDCOP	BBVA Colombia	9,000,000	01/05/2016	04/01/2016	(692,067)
USDCOP	BBVA Colombia	6,000,000	03/02/2016	05/02/2016	(448,037)
USDCOP	Corpbanca Colombia	3,000,000	03/02/2016	06/01/2016	(229,928)

					(1,370,031)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

23.4.1.5 Argentina

Below, you will find the valuation of the forward contract in force and effect, as of March 31, 2016:

Exchange rate	Institution	Amount U.S.$	Starting date	Hedge starting date	Market Value U.S.$
USDARG	BBVA Banco Frances	8,606,250	09/08/2015	05/31/2016	2,555,354

23.4.1.6 Uruguay

Forward

As of March 31, 2016, Arauco Uruguay maintains the following forward contracts in force and effect through a joint operation (50%) for the purposes of ensuring an exchange rate for sale of dollars:

			50%
Exchange rate	Institution	Notional	Market Value U.S.$
UYUUSD	Banco Santander Uy	16,200,000	(263,809)
UYUUSD	JP Morgan Chase Bank, N.A.	1,000,000	(32,185)
UYUUSD	Citibank U.K	1,255,000	(26,642)
UYUUSD	HSBC Uruguay	10,075,000	(222,519)

			(545,155)

The results of Arauco Uruguay’s also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the cellulose manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 for years 2015, 2016 and 2017 has been limited, through forwards of this commodity. The agreements that are in force and effect as of March 31, 2016, are detailed below:

			50%
Exchange rate	Institution	Notional	Market Value U.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	7,011,695	(2,113,339)
Fuel Oil N°6	DNB Bank ASA	2,573,227	(855,058)

			(2,971,397)

23.4.1.7 Swap

In addition, Arauco Uruguay´s maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of March 31, 2016, is shown below:

			50%
Exchange rate	Institution	Notional	Market Value U.S.$
USD	DNB Bank ASA	63,297,009	(975,273)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Note: the amount value and market value in the tables included in section 23.4.4 represent 50% of the total, reflecting the stake held by Arauco in the subsidiaries in Uruguay.

23.5 Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and ”Accounts receivable from related parties”.

Loans and receivables are measured at amortized cost using the effective interest method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and account receivables from related parties.

	March 2016 ThU.S.$ Unaudited	December 2015 ThU.S.$
Loans and Accounts Receivables	1,097,945	1,054,952
Cash and cash equivalents	390,296	303,236
Cash	196,046	143,324
Time Deposits	194,250	159,912
Agreements	0	0
Trade and other receivables (net)	707,649	751,716
Trades and Other receivables	564,540	614,655
Lease receivable	13	15
Other receivables	134,410	133,922

Accounts receivable from related parties	8,686	3,124

23.5.1 Cash and Cash Equivalents

Includes cash on hand, bank checking accounts balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at March 31, 2016 and December 31, 2015, classified by origin coins is as follow:

	03-31-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$

Cash and Cash Equivalents	642,711	500,025
US Dollar	518,455	388,818
Euro	2,358	2,501
Other currencies	64,932	65,228
Chilean pesos	56,966	43,478

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

23.5.2 Time Deposits and Repurchase Agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trades and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The provision for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of explotation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of March 31, 2016 and December 31, 2015:

	03-31-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$

Trades and other current receivables	684,447	733,322

US Dollar	446,073	507,032
Euros	27,664	27,595
Other currencies	96,992	75,082
Chilean pesos	112,832	123,056
U.F.	886	557

Accounts receivable from related parties, current	8,686	3,124
US Dollar	79	21
Other currencies	382	995
Chilean pesos	8,255	2,108

Trade and other non-current receivables	14,516	15,270

US Dollar	9,625	9,976
Other currencies	686	729
Chilean pesos	3,774	3,145
U.F.	431	1,420

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

23.6 Total Financial Liabilities

Arauco’s financial liabilities to the date of these interim consolidated financial statements are as follows :

Financial Liabilities	March 2016 ThU.S.$ Unaudited	December 2015 ThU.S.$
Total Financial Liabilities	5,134,103	5,123,162

Financial liabilities at fair value through profit or loss (held for trading)	2,452	1,429
Hedging Liabilities	165,263	226,139

Financial Liabilities Measured at Amortized Cost	4,966,388	4,895,594

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of March 31, 2016 and December 31, 2015.

	March 2016 ThU.S.$ Unaudited	December 2015 ThU.S.$
Bank borrowings - current portion	84,839	85,885
Bonds issued - current portion	37,470	55,193
Total	122,309	141,078

23.7 Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

As the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in UF, trade and other payables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

	Currency	3/31/2016	12/31/2015	3/31/2016	12/31/2015
		Unaudited		Unaudited
		Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		4,966,388	4,895,593	5,267,325	5,095,196
Bonds Issued	U.S. Dollar	2,294,741	2,317,216	2,471,076	2,409,538
Bonds Issued	U.F.	927,961	863,118	994,504	923,775
Bank borrowings	U.S. Dollar	1,007,136	953,898	1,073,103	1,004,792
Bank borrowings	Other currencies	28,691	43,644	23,652	43,644
Government Loans	U.S. Dollar	0	0	0	0
Financial Leasing	Other currencies	114,598	113,580	112,078	109,796
Financial Leasing	Chilean pesos	14,785	13,978	14,436	13,493
Financial Leasing	U.S. Dollar	0	0	0	0
Trades and Other Payables	U.S. Dollar	166,813	174,469	166,813	174,469
Trades and Other Payables	Euro	6,034	8,808	6,034	8,808
Trades and Other Payables	Other currencies	74,217	70,303	74,217	70,303
Trades and Other Payables	Chilean pesos	318,775	324,361	318,775	324,361
Trades and Other Payables	U.F.	6,767	5,077	6,767	5,077
Related party payables	U.S. Dollar	2,213	962	2,213	962
Related party payables	Chilean pesos	3,657	6,179	3,657	6,179

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of March 31, 2016 and December 31, 2015 are as follows:

Thousands of dollars	March 2016 Unaudited
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	360,902	4,027,010	4,387,912
Trade and other payables	572,606	0	572,606
Related Party Payables	5,870	0	5,870
Total Financial Liabilities Measured at Amortized Cost	939,378	4,027,010	4,966,388

Thousands of dollars	December 2015
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	291,798	4,013,637	4,305,435
Trade and other payables	583,018	0	583,018
Related Party Payables	7,141	0	7,141
Total Financial Liabilities Measured at Amortized Cost	881,957	4,013,637	4,895,594

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

23.8 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in Other Comprehensive Income:

	January - March
	Unaudited
	2016 ThU.S.$	2015 ThU.S.$
Opening balance	(55,396)	(53,022)
Fair value gains (losses) arising during the year	61,111	(28,972)
Exchange differences of bonds hedged	(58,746)	30,995
Finance costs	3,621	3,783
Settlements during the period	(2,616)	(2,384)
Deferred taxes	(1,378)	(773)
Closing balance	(53,404)	(50,373)

23.9 Capital Disclosures

23.9.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

23.9.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	03-31-2016 unaudited Th.U.S.$	12-31-2015 Th.U.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1,2x
Domestic bonds	927,962	863,118	N/A	✓
Syndicate Loan	299,635	298,316	✓	✓

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

As of March 31, 2016 and December 31, 2015, Arauco has complied with all of its financial covenants.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the credit ratings of our debt instruments as of March 31, 2016, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA -	-	AA -
Foreign bonds	BBB -	BBB	Baa3	-

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of March 31, 2016 and December 31, 2015 is as follows:

Thousands of dollars	03-31-2016 Unaudited	12-31-2015
Equity	6,770,089	6,646,445
Bank borrowings	1,035,827	997,542
Financial leasing	129,382	127,559
Bonds issued	3,222,703	3,180,334

Capital	11,158,001	10,951,880

23.10 Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks).

Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

23.10.1 Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables. Furthermore, credit risk also arises for time deposits, repurchase agreements and mutual funds.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

As a policy for its trade receivables, Arauco entered into insurance policies for open account sales. The insurance policies are used to cover export sales from Arauco, Celulosa Arauco y Constitución S.A., Paneles Arauco S.A. (previously Aserraderos Arauco S.A., Paneles Arauco S.A. and Arauco Distribución S.A.) Forestal Arauco S.A., Arauco Argentina S.A. and Arauco do Brasil S.A. as well as domestic sales Arauco México S.A. de C.V., Arauco Wood Inc., Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Co Ltd., Flakeboard America Ltd., Arauco Argentina S.A., Celulosa Arauco y Constitución S.A, Paneles Arauco S.A (previously Aserraderos Arauco S.A., Paneles Arauco S.A. and Arauco Distribución S.A.) and Arauco do Brasil S.A. Arauco contracts its insurance policies with Continental Credit Insurance Company (rated AA- by credit agencies as Humphreys and Fitch Ratings on April 4, 2012). The insurance policies cover 90% of the amount invoiced with no deductible.

In order to secure a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco receives several types of guarantees, such as mortgages, pledges, standby letters of credit, certificates of deposit, checks, promissory notes, mutual loans or any other guarantee that may be requested pursuant to each country’s legislation.

As of March 31, 2016 the total amount of guarantees given was U.S.$ 121.25 million which is summarized in the following table. The procedure of guarantees is regulated by the Policies of Arauco’s Guarantees which aims to control the accounting, the maturity and the valuation of these.

Arauco Group Guarantees (ThU.S$)
Guarantees Debtors (received from clients)	90,775	74.9%
Certificate of deposits	8,554	9.4%
Standby	8,422	9.3%
Promissory notes	53,362	58.8%
Finance	5,072	5.6%
Mortgage	8,216	9.1%
Pledge	1,749	1.9%
Promissory notes	5,400	5.9%
Guarantees Creditors (received from suppliers)	30,475	25.1%
Pledge	2,887	9.5%
Certificate of deposits	3,444	11.3%
Standby	1,859	6.1%
Deposit	6	0.0%
Promissory notes	5,762	18.9%
Finance	16,517	54.2%
Total Guarantees	121,250	100%

At the end of each reporting period, the Company’s maximum credit risk exposure is limited to the carrying amount of the recognized trade receivables less the amounts receivable insured by credit insurance companies and the guarantees received by Arauco.

As of March 31, 2016, Arauco’s consolidated revenues from sales were ThU.S.$ 1,146,025 of which 64.71% correspond to credit sales, 28.97% to sales with letters of credit, and 6.32% to other classes of sales.

As of March 31, 2016, of the trade receivables balance of ThU.S.$575,126 that had agreed term of sales, 56.86% corresponded to credit sales, 39.54% to sales with letters of credit and 3.60% to other classes of sales, distributed among 2,245 customers. The customer with the largest open account outstanding did not exceed 2.65% of total.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Arauco has not entered into any refinancing or renegotiations with its customers which involve amendments to the invoice due, and if necessary, any renegotiation of debt with a customer will be analyzed on a case by case basis and approved by the Corporate Finance Department.

The credit sales receivables covered by insurance or collateral were 98.9%. Therefore, Arauco’s credit risk exposure of its portfolio is 1.1%.

Secured Credit Sales Receivables

	ThU.S.$	%
Total credit sales receivables	327,011	100.0
Secured Receivables (*)	323,414	98.9
Unsecured Receivables	3,597	1.1

(*)	Secured receivables are defined as the amount of trade receivables that are covered by credit insurance or collateral such as: stand-by letter of credits, mortgage or certificates of deposit, among others.

Accounts exposed to this type of risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	March 2016 ThU.S.$ Unaudited	December 2015 ThU.S.$
Current Receivables

Trades receivables	564,523	614,623
Financial lease receivables	10	9
Other Debtors	119,915	118,690
Net subtotal	684,448	733,322

Trades receivables	575,127	625,201
Financial lease receivables	113	125
Other Debtors	129,116	127,856
Gross subtotal	704,356	753,182

Provision for doubtful trade receivables	10,604	10,578
Provision for doubtful lease receivables	103	116
Provision for doubtful other debtors	9,201	9,166
Subtotal Bad Debt	19,908	19,860

Non Current Receivables

Trades receivables	17	32
Financial lease receivables	3	6
Other Debtors	14,496	15,232
Net Subtotal	14,516	15,270

Trades receivables	17	32
Financial lease receivables	3	6
Other Debtors	14,496	15,232
Gross subtotal	14,516	15,270

Provision for doubtful trade receivables	—	—
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the reconciliation of changes in the allowance for doubtful accounts as of March 31, 2016 and December 31, 2015:

	03-31-2016 ThU.S.$	12-31-2015 ThU.S.$
Opening balance	19,860	18,520

Increase	67	3,072
Reversal of impairment losses	(19)	(1,732)
Closing balance	19,908	19,860

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Department, which reports to the Treasury Department, is responsible for minimizing receivables credit risk and supervising past due accounts. It is also responsible for the approval or rejection of credit limits for all sales. The standards and procedures governing the control and risk management of credit sales are set forth, in the Company’s Credit Policy.

For the approval and/or modification of the clients’ credit facilities, a procedure has been put in place, which must be followed by all of the companies of the Arauco group. The requests for credit facilities are entered into SAP, where all of the available information is analyzed, including the amount of the facility granted by the credit insurance company. Afterwards, the requests are approved or rejected by each of the internal committees of each company of the Arauco group, depending on the maximum amount authorized by the Credit Policy. If the credit facility exceeds such amount, it is then analyzed by the Corporate Committee. Credit facilities are renewed on a yearly basis, following this internal process.

Sales via letters of credit are executed mostly in the markets of Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks which issue the letters of credit, in order to obtain the risk rating granted by the main risk rating agencies, along with their country and global ranking and financial situation during the last 5 years. Pursuant to this evaluation, a decision is made on whether to approve the issuer bank or to request a confirmation of the letter of credit.

All sales are controlled by a credit verification system that has set parameters to block orders from customers who have accumulated past due amounts of a defined percentage of the debt and/or customers who at the time of product delivery have exceeded their credit limit or whose credit limit has expired.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

March 31, 2016

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total

ThU.S.$	528,219	8,616	4,538	1,940	299	452	1,418	254	205	29,186	575,127
%	91.84%	1.50%	0.79%	0.34%	0.05%	0.08%	0.25%	0.04%	0.04%	5.07%	100.00%

Financial deterioration in sections
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total

ThU.S.$	-1,051	-332	-24	0	-568	-72	-19	-6	-297	-8,235	-10,604
%	9.92%	3.13%	0.23%	0.00%	5.36%	0.68%	0.18%	0.06%	2.80%	77.65%	100%

December 31, 2015

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S$	571,499	18,927	2,303	2,332	363	168	1,102	1,413	1,444	25,650	625,201
%	91.41%	3.03%	0.37%	0.37%	0.06%	0.03%	0.18%	0.23%	0.23%	4.10%	100%

Financial deterioration in sections
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total

ThU.S$	-622	-319	-77	-23	-7	-335	16	-5	-112	-9,093	-10,578
%	5.88%	3.02%	0.73%	0.22%	0.06%	3.17%	-0.15%	0.05%	1.06%	85.96%	100%

Arauco has recognized provisions for doubtful accounts on trade receivables for a total of ThU.S.$6,767 over the last four years which represents -0.16% of total revenues from sales during the same period.

Provisions for doubtful accounts of trade receivables as a percentage of total revenues from sales
	Q1 2016	2015	2014	2013	Last 4 years
Percentage of impairment losses	0.160%	0.182%	-0.009%	0.008%	0.043%

The amount recovered through possession of collateral, credit insurance reimbursements or any other credit enhancement during 2016 amount to ThU.S.$ 3,166, which represents 962.29% of the total provisioned assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities that Arauco and its subsidiaries are authorized to invest in.

The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and broker/dealers of mutual funds), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long term debt securities obtained from rating agencies authorized by the Superintendency of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

The criteria evaluated are: Capital and Reserves, Current Ratio, Return on equity, Net Income to Operating income Ratio, Debt to Equity Ratio and the Credit Risk rating of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management.

Arauco has implemented a Guarantee Policy in order to control accounting, valuation and expiration of these and a Corporate Credit Policy.

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

23.10.2 Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department monitors on an ongoing basis the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of March 31, 2015 and December 31, 2014. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

March 31, 2016				Maturity							Total
Tax ID	Name	Currency	Name- Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	Mor than 5 years ThU.S.$	Current ThU.S.$	Non Current MUS$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	-	Scotiabank- Chile	1,184	—	4,799	300,851	—	—	—	1,184	305,650	1.53%	Libor +0.70%
	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco Santander	37	40,000	—	—	—	—	—	40,037	—	0.65%	0.65%
	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Banco del Estado	21	50,000	—	—	—	—	—	50,021	—	0.65%	0.65%
—	Alto Parana S.A.	Argentine pesos	Banco Macro- Argentina	—	44	32	—	—	—	—	44	32	15.25%	15.25%
—	Alto Parana S.A.	Argentine pesos	Banco Galicia- Argentina	—	204	—	—	—	—	—	204	—	15.25%	15.25%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	—	2,078	2,443	2,389	2,335	2,280	5,433	2,078	14,880	Libor + 2.05%	Libor + 2.05%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	—	5,595	6,050	5,905	5,762	2,827	—	5,595	20,544	Libor + 1.80%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	—	43,371	52,062	51,149	50,280	49,287	94,927	43,371	297,705	3.20%	3.20%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	—	8,398	9,873	9,648	9,425	9,201	21,932	8,398	60,079	Libor + 2.05%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	—	22,625	24,460	23,874	23,289	11,415	—	22,625	83,038	Libor + 1.80%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Dnb Nor Bank	—	26	—	—	—	—	—	26	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	—	16,083	—	—	—	—	—	16,083	—	Libor + 2%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	18,721	11,540	—	—	—	—	—	30,261	—	Libor + 1.75%	Libor + 1.75%
	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	—	6,914	—	—	—	—	—	6,914	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Citibank	2,531	—	—	—	—	—	—	2,531	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,201	—	—	—	—	—	—	1,201	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Banco Itau - Uruguay	5,037	10,057	—	—	—	—	—	15,094	—	Libor + 2.00%	Libor + 2.00%
—	Eufores S.A.	U.S. Dollar	Heritage	1,351	—	—	—	—	—	—	1,351	—	Libor + 2.00%	Libor + 2.00%
	Eufores S.A.	U.S. Dollar	Banco Santander	—	20,061	—	—	—	—	—	20,061	—	Libor + 2.00%	Libor + 2.00%
—	Arauco Do Brasil S.A.	Brazilian real	Banco ABC	6	18	16	—	—	—	—	24	16	2.50%	2.50%
—	Arauco Do Brasil S.A.	Brazilian real	Banco Bradesco	3,549	634	—	—	—	—	—	4,183	—	8.75%	8.75%
—	Arauco Do Brasil S.A.	Brazilian real	Banco do Brasil - Brasil	26	52	—	—	—	—	—	78	—	8.70%	8.70%
—	Arauco Do Brasil S.A.	Brazilian real	Banco Itau - Brasil	48	—	—	—	—	—	—	48	—	8.43%	8.43%
—	Arauco Do Brasil S.A.	U.S. Dollar	Banco JP Morgan	—	5,038	—	—	—	—	—	5,038	—	2.05%	2.05%
—	Arauco Do Brasil S.A.	Brazilian real	Banco Votorantim - Brasil	18	35	23	—	—	—	—	53	23	5.76%	5.76%
—	Arauco Do Brasil S.A.	Brazilian real	Banco Santander	2	—	61	88	83	16	—	2	248	9.50%	9.50%
—	Arauco Florestal Arapoti S.A.	Brazilian real	Banco Itau	2	7	8	—	—	—	—	9	8	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Brazilian real	Banco Itau	12	35	48	40	—	—	—	47	88	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Brazilian real	Banco Bradesco	11	31	40	40	24	—	—	42	104	6.00%	6.00%
	Arauco Florestal Arapoti S.A.	Brazilian real	Banco Bradesco	—	344	—	—	—	—	—	344	—	8.75%	8.75%
—	Arauco Florestal Arapoti S.A.	Brazilian real	Banco Votorantim	24	—	—	—	—	—	—	24	—	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian real	Banco Safra	21	60	80	80	—	—	676	81	836	6.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian real	Banco Safra	6	19	25	25	25	25	4	25	104	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian real	Banco Santander	14	19	30	31	30	9	—	33	100	9.22%	9.22%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Bradesco	19	54	71	71	6	—	—	73	148	5.91%	5.91%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Bradesco	—	344	—	—	—	—	—	344	—	8.75%	8.75%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Itau - Brasil	4	12	12	—	—	—	—	16	12	2.50%	2.50%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco Votorantim	57	420	631	631	205	—	599	477	2,066	9.31%	9.31%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim	6	89	134	134	45	—	—	95	313	6.99%	6.99%
—	Arauco Forest Brasil S.A.	Brazilian real	Bndes	3	—	—	—	—	209	623	3	832	9.78%	9.78%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes	4	—	—	—	—	60	229	4	289	6.99%	6.99%
	Arauco Forest Brasil S.A.	Brazilian real	Banco Santander	11	8	34	37	29	4	—	19	104	9.50%	9.50%
—	Arauco Forest Brasil S.A.	Brazilian real	Banco John Deere	57	169	38	—	—	—	—	226	38	6.00%	6.00%
—	Mahal Emprendimientos Pat. S.A.	Brazilian real	Bndes	21	—	—	1,372	2,744	1,372	—	21	5,488	8.91%	8.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian real	Bndes	13	—	—	823	1,647	823	—	13	3,293	9.91%	9.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes	60	—	—	849	2,037	1,188	—	60	4,074	6.99%	6.99%
—	Mahal Emprendimientos Pat. S.A.	Brazilian real	Bndes	17	—	—	915	1,830	918	—	17	3,663	11.11%	11.11%

			Total	34,094	244,384	100,970	398,952	99,796	79,634	124,423	278,478	803,775

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

March 31, 2016				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	Mor than 5 years ThU.S.$	Current ThU.S.$	Non Current MUS$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	4,727	—	11,345	11,345	34,167	33,135	251,804	4,727	341,796	4.25%	4.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	—	518	6,212	6,212	6,212	195,675	—	518	214,311	3.23%	3.25%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	2,883	—	7,632	7,632	7,632	7,632	241,403	2,883	271,931	3.96%	4.00%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	—	1,148	11,876	21,026	20,452	19,878	9,724	1,148	82,956	2.96%	3.00%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-R	—	3,438	6,875	6,875	6,875	6,875	287,897	3,438	315,397	3.57%	3.60%
—	Alto Paraná S.A.	U.S. Dollar	Bono 144 A - Argentina	5,307	—	277,999	—	—	—	—	5,307	277,999	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	—	391	36,250	36,250	515,551	—	—	391	588,051	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	—	6,142	129,586	—	—	—	—	6,142	129,586	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	—	3,889	20,000	20,000	20,000	20,000	396,313	3,889	476,313	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	—	5,278	23,750	23,750	23,750	23,750	515,727	5,278	610,727	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	—	3,749	22,500	22,500	22,500	22,500	579,979	3,749	669,979	4.52%	4.50%

			Total	12,917	24,553	554,025	155,590	657,139	329,445	2,282,847	37,470	3,979,046

March 31, 2016				Maturity							Total
Tax ID	Name	Currency	Name - Country Leases	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	Mor than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
85.805.200-9	Forestal Arauco S.A.	UF	Banco Santander	346	3,398	646	646	1,595	—	—	3,744	2,887
85.805.200-9	Forestal Arauco S.A.	UF	Banco Scotiabank	1,581	4,666	4,811	4,811	5,704	—	—	6,247	15,326
85.805.200-9	Forestal Arauco S.A.	UF	Banco Estado	442	1,284	1,609	1,609	1,839	—	—	1,726	5,057
85.805.200-9	Forestal Arauco S.A.	UF	Banco de Chile	4,008	12,917	10,046	10,046	12,149	—	—	16,925	32,241
85.805.200-9	Forestal Arauco S.A.	UF	Banco BBVA	1,855	7,676	4,199	4,199	538	—	—	9,531	8,936
85.805.200-9	Forestal Arauco S.A.	UF	Banco Credito e Inversiones	630	2,145	2,726	2,726	3,751	—	—	2,775	9,203
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Santander	227	544	521	522	—	—	—	771	1,043
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	322	918	1,032	1,032	376	—	—	1,240	2,440
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Credito e Inversiones	499	1,496	1,952	1,953	3,390	—	—	1,995	7,295

			Total	9,910	35,044	27,542	27,544	29,342	0	0	44,954	84,428

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2015				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	25	4,638	301,770	—	—	—	25	306,408	1.53%	Libor +0,70%
—	Arauco Argentina S.A.	Argentine Pesos	Banco Macro- Argentina	—	49	48	—	—	—	—	49	48	15.25%	15.25%
—	Arauco Argentina S.A.	Argentine Pesos	Banco Galicia- Argentina	—	307	—	—	—	—	—	307	—	15.25%	15.25%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	1,163	1,023	2,450	2,396	2,343	2,289	6,514	2,186	15,992	Libor + 2,05%	Libor + 2,05%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	166	2,777	6,076	5,934	5,794	5,652	—	2,943	23,456	Libor + 1,80%	Libor + 1,80%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Banco Santander	20,013	—	—	—	—	—	—	20,013	—	Libor + 2,00%	Libor + 2,00%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Finnish Export Credit	25,810	20,354	52,288	51,368	50,477	49,694	118,826	46,164	322,653	3.20%	3.20%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Interamerican Development bank	4,706	4,126	9,900	9,680	9,460	9,242	26,298	8,832	64,580	Libor + 2,05%	Libor + 2,05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Interamerican Development bank	675	11,220	24,566	23,991	23,417	22,843	—	11,895	94,817	Libor + 1,80%	Libor + 1,80%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Dnb Nor Bank	—	245	—	—	—	—	—	245	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	16,115	—	—	—	—	—	—	16,115	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	16,689	18,555	—	—	—	—	—	35,244	—	Libor + 1,75%	Libor + 1,75%
—	Eufores S.A.	U.S. Dollar	Citibank	—	2,514	—	—	—	—	—	2,514	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,201	—	—	—	—	—	—	1,201	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Itau -Uruguay	5,065	5,004	—	—	—	—	—	10,069	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Heritage	1,357	—	—	—	—	—	—	1,357	—	Libor + 2,00%	Libor + 2,00%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco ABC	5	17	20	—	—	—	—	22	20	2.50%	2.50%
—	Arauco Do Brasil S.A.	U.S. Dollar	Banco Bradesco	831	—	—	—	—	—	—	831	—	1.80%	1.80%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Bradesco	3,960	1,256	—	—	—	—	—	5,216	—	8.75%	8.75%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco do Brasil - Brasil	23	72	—	—	—	—	—	95	—	8.70%	8.70%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco HSBC- Brasil	7,779	—	—	—	—	—	—	7,779	—	8.00%	8.00%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Itau -Brasil	47	43	—	—	—	—	—	90	—	8.43%	8.43%
—	Arauco Do Brasil S.A.	U.S. Dollar	Banco JP Morgan	7,912	4,356	—	—	—	—	—	12,268	—	1.71%	1.71%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Votorantim - Brasil	19	38	32	—	—	—	—	57	32	6.30%	6.30%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	12,881	3	37	76	75	39	—	12,884	227	8.00%	8.00%
—	Arauco Do Brasil S.A.	Brazilian Real	Fundo de Desenvolvimiento Econom. - Brasil	7	27	7	—	—	—	—	34	7	0.00%	0.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	3	6	8	1	—	—	—	9	9	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	12	31	43	43	3	—	—	43	89	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	11	27	37	37	31	—	—	38	105	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	—	14	—	—	—	—	617	14	617	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	19	55	73	73	18	—	—	74	164	6.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	6	17	23	23	23	24	9	23	102	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	4	24	27	27	27	13	—	28	94	9.22%	9.22%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	—	66	—	—	—	144	—	66	144	7.81%	7.81%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	307	—	—	—	—	—	—	307	—	12.11%	12.11%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Itau -Brasil	9	13	—	86	14	—	—	22	100	5.52%	5.52%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim - Brasil	—	285	—	—	—	1,474	546	285	2,020	9.31%	9.31%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brasil	—	62	—	—	—	347	—	62	347	9.00%	9.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	Bndes	—	3	—	—	—	—	757	3	757	4.61%	4.61%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes	—	4	—	—	—	6	289	4	295	10.80%	10.80%
0	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	—	16	—	—	—	96	—	16	96	9.50%	9.50%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco John Deere	—	207	—	—	—	—	—	207	—	6.00%	6.00%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	—	19	—	622	2,492	1,870	—	19	4,984	9.91%	9.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	—	12	—	374	1,496	1,122	—	12	2,992	10.91%	10.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	—	61	—	511	2,037	1,528	—	61	4,076	6.99%	6.99%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	—	15	—	444	1,646	1,233	—	15	3,323	12.11%	12.11%

			Total	126,795	72,948	100,273	397,456	99,353	97,616	153,856	199,743	848,554

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

December 31,2015				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	1,771	10,625	10,625	32,403	31,438	239,473	1,771	324,564	4.24%	4.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	1,939	—	5,818	5,818	5,818	186,141	—	1,939	203,595	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	—	913	7,147	7,147	7,147	7,147	229,723	913	258,311	3.96%	3.96%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	—	538	11,266	19,979	19,442	18,905	9,251	538	78,843	2.96%	2.98%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-R	—	1,610	6,439	6,439	6,439	6,439	272,750	1,610	298,506	3.57%	3.57%
—	Arauco Argentina S.A.	U.S. Dollar	Bono 144 A - Argentina	—	1,004	277,869	—	—	—	—	1,004	277,869	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	36,250	36,250	533,483	—	—	15,205	605,983	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2a Emisión	2,734	—	134,257	—	—	—	—	2,734	134,257	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	20,000	20,000	20,000	20,000	406,108	8,889	486,108	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	23,750	23,750	23,750	23,750	527,255	11,215	622,255	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	9,375	—	22,500	22,500	22,500	22,500	590,928	9,375	680,928	4.52%	4.50%

			Total	49,357	5,836	555,921	152,508	670,982	316,320	2,275,488	55,193	3,971,219

December 31, 2015				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
85.805.200-9	Forestal Arauco S.A.	UF	Banco Santander	338	904	650	650	3,362	—	—	1,242	4,662	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Scotiabank	1,303	4,370	4,875	4,875	6,059	—	—	5,673	15,809	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Estado	361	1,160	1,471	1,471	1,957	—	—	1,521	4,899	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco de Chile	4,026	11,489	11,301	11,301	12,650	—	—	15,515	35,252	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco BBVA	1,814	5,344	4,490	4,490	3,374	—	—	7,158	12,354	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Credito e Inversiones	557	1,672	2,129	2,129	3,008	—	—	2,229	7,266	0.00%	0.00%
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Santander	172	517	575	576	—	—	—	689	1,151	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	262	704	824	824	365	—	—	966	2,013	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Credito e Inversiones	468	1,401	1,834	1,834	3,623	—	—	1,869	7,291	—	—

			Total	9,301	27,561	28,149	28,150	34,398	—	—	36,862	90,697

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Guarantees

As of the date of these interim consolidated financial statements, Arauco has financial assets of approximately ThU.S.$53,000 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of March 31, 2016, the total assets pledged as an indirect guarantee were ThU.S.$825,000. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to ThU.S.$454,000 and the Finnevera Guaranteed Facility Agreement in the amount of up to ThU.S.$900,000. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	230	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	313	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	114	Directorate General of Maritime Territory and Merchant Marine
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	270	Banco Itaú BBA S.A.
Arauco Forest Brasil S.A.	Endorsement of ADB + Guarantee Letter AISA	—	U.S. Dollar	2,531	Banco Votorantim S.A.
Arauco Forest Brasil S.A.	Endorsement of ADB	—	U.S. Dollar	843	Banco Votorantim S.A.
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	Property plant and equipment	U.S. Dollar	43,708	BNDES
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	125	Banco Bradesco S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	677	Banco John Deere S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	128	Banco Santander S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	843	Banco Votorantim S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	149	Banco Votorantim S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	655	Banco Itaú BBA S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	165	Banco Itaú BBA S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	416	Banco do Brasil S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	185	Banco Votorantim S.A.
Arauco do Brasil S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	195	Banco Santander S.A.
Arauco Florestal Arapoti S.A.	Equipamiento	Property plant and equipment	U.S. Dollar	187	Banco Itaú BBA S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	361	Banco Safra S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	676	Banco Votorantim S.A.
Arauco Bioenergía S.A.	Endorsement of Arauco do Brasil	—	Chilean Pesos	483	Minera Escondida Ltda.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	99	Minera Spence S.A
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	121	CODELCO S.A.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	121	CODELCO S.A.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	121	Minera Escondida Ltda.
		Total		53,509

INDIRECT
Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. Dollar	537,526	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	270,000	Arauco Argentina (bondholders)
Celulosa Arauco y Constitución S.A.	Guarantee Letter	—	Brazilian Real	4,362	Arauco Forest Brasil y Mahal (Brasil)
Celulosa Arauco y Constitución S.A.	Guarantee Letter	—	Brazilian Real	13,276	Arauco Forest Brasil y Mahal (Brasil)
		Total		825,164

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

23.10.3 Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the currency risk over the EBITDA and Net Income.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income after tax +/- 1.58% (equivalent to ThU.S.$ +/- 4,744), and +/- 0.04% of equity (equivalent to ThU.S.$ +/- 2,847).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0.14% (equivalent to ThU.S.$14) and a change on the equity of +/- 0.004% (equivalent to ThU.S.$248).

23.10.4 Type of Risk: Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of March 31, 2016, 14.31% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.03% (equivalent to ThU.S.$-/+ 75) and +/- 0.0007% (equivalent to ThU.S.$-/+ 45) on equity.

Thousands of dollars	March 2016 Unaudited	Total
Fixed rate	3,769,101	85.9%
Bonds issued	3,222,703
Bank borrowings (*)	417,016
Financial leasing	129,382
Variable rate	618,811	14.1%
Bonds issued	0
Loans with Banks	618,811
Total	4,387,912	100.0%

Thousands of dollars	December 2015	Total
Fixed rate	3,689,719	85.7%
Bonds issued	3,180,334
Bank borrowings (*)	381,826
Financial leasing	127,559

Variable rate	615,716	14.3%
Bonds issued	0
Loans with Banks	615,716
Total	4,305,435	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

23.10.5 Type of Risk: Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of March 31, 2016, revenue due to pulp sales accounted for 44.8% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean an EBITDA annual variation of 12.97% (equivalent to MU.S.$ 166.7), on the income after tax and +/- 30.69% (equivalent to MU.S.$130.7) and +/- 1.14% (equivalent to MU.S.$78.4) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. OPERATING SEGMENTS

The main products that generate revenue for each operating segment are described as follows:

•	Pulp: The main products sold by this operating segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Timber: The range of products sold by this operating segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

•	Forestry: This operating segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other operating segment.

Pulp

The Pulp operating segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay and they have a total production capacity of approximately 3.9 million tons per year. Pulp is sold in more than 45 countries, mainly in Asia and Europe.

Timber

The Panels operating segment produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 17 industrial plants: 5 in Chile, 2 in Argentina, 2 in Brazil, and 8 plants around USA and Canada. The Company has a total annual production capacity of 6.6 million cubic meters of PBO, MDF, Hardboards, plywood and moldings.

The Sawn Timber operating segment produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 9 saw mills in operation (8 in Chile and 1 in Argentina), the Company has a production capacity of 3 million cubic meters of sawn wood.

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Forestry

The Forestry operating segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1,6 million hectares, of which 1 million hectares are used for plantations, 395 thousand hectares for native forests, 183 thousand hectares for other uses and 58 thousand hectares are to be planted.

Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Arauco has no customers representing 10% or more of its revenues.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

Period ended March 31, 2016	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from external customers	525,831	22,250	591,740	6,204	0	1,146,025	0	1,146,025
Revenues from transactions with other operating segments	9,257	64,795	1,361	8,000	0	83,413	(83,413)	0

Finance income	0	0	0	0	11,312	11,312	0	11,312
Finance costs	0	0	0	0	(70,285)	(70,285)	0	(70,285)
Net finance costs	0	0	0	0	(58,973)	(58,973)	0	(58,973)

Depreciation and amortizations	57,381	4,809	30,066	715	1,581	94,552	0	94,552
Sum of significant income accounts	4	52,709	22	0	0	52,735	0	52,735
Sum of significant expense accounts	0	0	10,369	0	0	10,369	0	10,369

Profit (loss) of each reportable segment	88,442	47,870	20,928	(753)	(103,568)	52,919	0	52,919

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	0	0	0	0	3,275	3,275	0	3,275
Joint ventures	0	0	(52)	0	815	763	0	763

Income tax expense	0	0	0	0	(27,367)	(27,367)	0	(27,367)

Geographical information on revenues
Revenue – Chilean entities	422,573	12,333	311,532	162	0	746,600	0	746,600
Revenue – Foreign entities	103,258	9,917	280,208	6,042	0	399,425	0	399,425
Total Ordinary Income	525,831	22,250	591,740	6,204	0	1,146,025	0	1,146,025

Period ended March 31, 2016	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets

Acquisition of property,plant and equipment and biological assets	52,459	51,110	12,617	206	568	116,960	0	116,960
Acquisition and contribution of investments in associates and joint venture	0	0	0	0	0	0	0	0

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Period ended March 31, 2016	Pulp ThU.S.$	Sawn timber ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,067,700	0	5,580,183	2,423,778	31,737	809,208	13,912,606	(49,911)	13,862,695
Segments assets (excluding deferred tax assets)	5,067,700	0	5,580,183	2,423,778	31,737	805,296	13,908,694	(49,911)	13,858,783
Deferred tax assets	0	0	0	0	0	3,912	3,912	0	3,912

Investments accounted through equity method
Associates	0	0	135,961	0	0	103,619	239,580	0	239,580
Joint Ventures	0	0	0	3,863	0	20,913	24,776	0	24,776
Segment liabilities	313,563	0	153,824	298,451	11,618	6,315,150	7,092,606	0	7,092,606
Segments liabilities (excluding deferred tax liabilities)	313,563	0	153,824	298,451	11,618	4,677,498	5,454,954	0	5,454,954
Deferred tax liabilities	0	0	0	0	0	1,637,652	1,637,652	0	1,637,652

Geographical information on non-current assets (**)
Chile	2,549,516	0	3,545,120	750,133	98	131,024	6,975,891	(3,259)	6,972,632
Foreign countries	1,770,015	0	1,386,423	767,802	23,060	130,935	4,078,235	0	4,078,235
Non-current assets, Total	4,319,531	0	4,931,543	1,517,935	23,158	261,959	11,054,126	(3,259)	11,050,867

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Period ended March 31, 2015	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from external customers	573,394	28,678	666,381	8,662	0	1,277,115	0	1,277,115
Revenues from transactions with other operating segments	11,598	128,176	2,647	7,911	0	150,332	(150,332)	0

Finance income	0	0	0	0	10,483	10,483	0	10,483
Finance costs	0	0	0	0	(68,196)	(68,196)	0	(68,196)
Net finance costs	0	0	0	0	(57,713)	(57,713)	0	(57,713)

Depreciation and amortizations	52,772	3,777	34,598	987	2,585	94,719	0	94,719
Sum of significant income accounts	43	46,876	554	0	0	47,473	0	47,473
Sum of significant expense accounts	0	11,393	0	0	0	11,393	0	11,393

Profit (loss) of each reportable segment	107,964	36,839	70,748	1,134	(130,994)	85,691	0	85,691

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	0	0	0	0	301	301	0	301
Joint ventures	0	0	(216)	0	530	314	0	314

Income tax expense	0	0	0	0	(40,874)	(40,874)	0	(40,874)

Geographical information on revenues
Revenue – Chilean entities	474,460	15,721	343,659	459	0	834,299	0	834,299
Revenue – Foreign entities	98,934	12,957	322,722	8,203	0	442,816	0	442,816
Total Ordinary Income	573,394	28,678	666,381	8,662	0	1,277,115	0	1,277,115

Period ended March 31, 2015	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets (*)

Acquisition of property, plant and equipment and biological assets	30,562	35,203	27,269	86	1,683	94,803	0	94,803
Acquisition and contribution of investments in associates and joint venture	0	0	0	0	0	0	0	0

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Year ended March 31, 2016	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,172,095	5,471,322	2,374,134	31,679	669,703	13,718,933	(48,542)	13,670,391
Segments assets (excluding deferred tax assets)	5,172,095	5,471,322	2,374,134	31,679	665,968	13,715,198	(48,542)	13,666,656
Deferred tax assets	0	0	0	0	3,735	3,735	0	3,735

Investments accounted through equity method
Associates	0	121,359	0	0	119,781	241,140	0	241,140
Joint Ventures	0	0	3,573	0	20,099	23,672	0	23,672
Segment liabilities	318,880	147,432	269,963	11,526	6,276,145	7,023,946	0	7,023,946
Segments liabilities (excluding deferred tax liabilities)	318,880	147,432	269,963	11,526	4,657,133	5,404,934	0	5,404,934
Deferred tax liabilities	0	0	0	0	1,619,012	1,619,012	0	1,619,012

Geographical information on non-current assets (**)
Chile	2,565,307	3,536,372	758,936	30	128,185	6,988,830	(2,955)	6,985,875
Foreign countries	1,782,286	1,313,685	735,924	23,406	142,803	3,998,104	0	3,998,104
Non-current assets, Total	4,347,593	4,850,057	1,494,860	23,436	270,988	10,986,934	(2,955)	10,983,979

Period ended March 31, 2016	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	211,739	55,780	60,444	2,514	(103,314)	227,163	0	227,163
Cash flows (used in) investing activities	(54,288)	(49,547)	(14,037)	(206)	4,685	(113,393)	0	(113,393)
Cash flows from (used in) Financing Activities	(28,948)	7,116	(32,165)	—	89,504	35,507	0	35,507
Net increase (decrease) in Cash and Cash Equivalents	128,503	13,349	14,242	2,308	(9,125)	149,277	0	149,277

Period ended March 31, 2015	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	96,775	28,816	87,899	1,431	(3,854)	211,067	0	211,067
Cash flows (used in) investing activities	(36,898)	(35,191)	(25,390)	(86)	2,118	(95,447)	0	(95,447)
Cash flows from (used in) Financing Activities	(28,948)	1,381	10,770	—	(24,998)	(41,795)	0	(41,795)
Net increase (decrease) in Cash and Cash Equivalents	30,929	(4,994)	73,279	1,345	(26,734)	73,825	0	73,825

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

Information required by geographic area:

	Geographical area
2016	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues at 03-31-2016	746,599	86,835	80,816	184,304	47,471	1,146,025
Non-current Assets at 03-31-2016 other than tax deferred	6,972,871	956,971	923,596	370,753	1,822,764	11,046,955

	Geographical area
2015	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues at 03-31-2016	834,299	108,033	108,402	191,886	34,495	1,277,115
Non-current Assets at 12-31-2014 other than tax deferred	6,986,236	978,285	837,886	364,889	1,812,948	10,980,244

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

Current non-financial assets	03-31-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
Roads to amortize current	57,772	47,731
Prepayment to amortize (insurance + others)	20,462	20,398
Recoverable taxes (Relating to purchases)	69,315	62,468
Other current-non financial assets	5,292	3,359
Total	152,841	133,956

Non current non-financial assets	03-31-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
Roads to amortize, non current	111,319	111,319
Guarantee values	2,832	2,635
Recoverable taxes (Relating to purchases)	8,902	7,767
Other non current non-financial assets	3,733	3,795
Total	126,786	125,516

Current non-financial liabilities	03-31-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
Provision of minimum dividend (1)	121,799	102,305
ICMS tax payable	5,443	6,172
Other tax payable	28,022	19,442
Other Current non-financial liablilities	5,529	3,804
Total	160,793	131,723

(1)	Provision includes a minimum dividend of subsidiary minority.

Non current non-financial liabilities	03-31-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
ICMS tax payable	53,149	45,365
Other non-current non financial liablilities	1,669	1,876
Total	54,818	47,241

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 26. DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

Distributable net income

As a general policy, the Board of Directors of Arauco agreed that the net income to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net income during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net income of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net income for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net income when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net income when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The following table details the adjustments made for the determination of distributable net income as March 31, 2016 and 2015 in order to determine the provision of 40% of the distributable net income for each year:

Distributable Net Income ThU.S.$
Net income attributable to owners of parent at 03-31-2016	52,174
Adjustments:
Biological Assets
Unrealized gains/losses	(49,861)
Realized gains/losses	41,014
Deferred income taxes	1,426
Total adjustments	(7,421)
Distributable Net Income at 03-31-2016	44,753

Distributable Net Profit ThU.S.$
Net income attributable to owners of parent at 03-31-2015	84,887
Adjustments
Biological Assets
Unrealized	(46,229)
Realized	49,153
Deferred income taxes	(1,491)
Total adjustments	1,433
Distributable Net Income at 03-31-2015	86,320

The Company expects to maintain its policy of distributing 40% of its net distributable income as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

March 31, 2016

Amounts in thousands of U.S. dollars, except as indicated

As of March 31, 2016 in the Classified Statement of Financial Position, under the line item Other Ordinary Non-Financial Liabilities, for an amount of ThU.S.$160,793, there are a total of ThU.S.$117,123 of which ThU.S.$17,901 correspond to a provision for the minimum dividend for 2016 period and ThU.S.$99,222 correspond to the provision of the dividend payable for 2015 financial year, both corresponding to the Parent Company.

Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-March
	Unaudited
	2016 ThU.S.$	2015 ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	52,174	84,887
Weighted average of number of shares	113,159,655	113,159,655
Basic earnings per share (in U.S.$ per share)	0.46	0.75

NOTE 27. SUBSEQUENT EVENTS

The authorization for the issuance and publication of these interim consolidated financial statements for the period between January 1 and March 31, 2016 was approved by the Board of Directors of Arauco at the Extraordinary Session No. 548 held on May 16, 2016.

Subsequent to March 31, 2016 and until the date of issuance of these interim consolidated financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.

Celulosa Arauco y Constitución S.A.

First Quarter 2016 Results

May 17, 2016

1

HIGHLIGHTS

REVENUES U.S.$ 1,146.0 MILLION

Arauco’s revenues reached US$ 1,146.0 million during the first quarter of 2016, a 5.0% decrease compared to the U.S.$ 1,206.8 million obtained in the fourth quarter of 2015.

NET INCOME U.S.$ 52.9 MILLION

Net income reached U.S.$ 52.9 million, a decrease of 40.6% or U.S.$ 36.2 million compared to the U.S.$ 89.1 million obtained in the fourth quarter of 2015.

ADJUSTED EBITDA U.S.$ 251.8 MILLION

Adjusted EBITDA reached U.S.$ 251.8 million, a decrease of 12.9% compared to the U.S.$ 289.1 million obtained during the fourth quarter of 2015.

NET FINANCIAL DEBT/ LTM ADJUSTED EBITDA

Net Financial Debt / LTM(1) Adjusted EBITDA ratio increased from 3.0x in the fourth quarter of 2015 to 3.1x in this quarter.

(1)	LTM = Last Twelve Months

CAPEX

CAPEX reached U.S.$ 117.0 million, an increase of 40.0% or U.S.$ 33.4 million compared to the U.S.$ 83.5 million during the fourth quarter of 2015.

Conference Call

Tuesday, May 24th, 2016

11:00 Santiago Time

11:00 Eastern Time (New York)

Please Dial:

+1 (844) 839 2184 from USA

+1 (412) 317 2505 from other countries

Password: Arauco

For further information, please contact:

José Luis Rosso

jose.rosso@arauco.cl

Phone: (562) 2461 7309

Fernanda Paz Vásquez

fernanda.vasquez@arauco.cl

Phone: (562) 2461 7494

investor_relations@arauco.cl

For more details on Arauco’s financial statements please refer to www.svs.cl or www.arauco.cl

Readers are referred to the documents filed by Arauco with the United Staes Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof and Arauco does not assume any obligation to update such statements. References herein to “U.S.$” are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited.

2

OVERVIEW

During this quarter, our net income reached U.S.$ 52.9 million, a decrease compared to the U.S.$ 89.1 million from the previous quarter and the U.S.$ 85.7 million of the same quarter of last year.

In part, seasonal factors that usually impact the pulp and wood markets during the Northern Hemisphere’s winter explain this lower performance, however, there was a downward price trend during the fourth quarter of 2015 that continued this first quarter of the year. In addition, the beginning of 2016, came with strong volatility in all markets, mainly driven by fears of the Chinese economy and its growth expectations in the medium term. In general, global pulp prices had downward adjustments, including those of Arauco.

Our Free Cash Flow was U.S.$ 106.8 million positive, which in turn helped to reduce our Net Debt by U.S.$ 60.2 million. Compared with the previous quarter, our cash from operations increased by U.S.$ 61.5 million and Cash from financing activities net of proceeds and repayments by U.S.$ 43.5 million.

Despite having a decrease in Cost of Sales, Distribution Costs and Administrative Expenses, the 5% drop in revenues meant a lower quarterly Adjusted EBITDA. This downward trend also occurred during the last two quarters. Our Adjusted EBITDA margin was 22.0% during this quarter.

3

INCOME STATEMENT

Net income for the first quarter of 2016 was U.S.$ 52.9 million, a decrease of 40.6% or U.S.$ 36.2 million compared to the U.S.$ 89.1 million obtained in the fourth quarter of last year.

In U.S.$ Million	Q1 2016	Q4 2015	QoQ

Revenues	1,146.0	1,206.8	-5.0%
Cost of sales	(826.5)	(847.0)	-2.4%
Distribution costs	(110.2)	(124.2)	-11.3%
Administrative expenses	(112.7)	(138.0)	-18.3%
Other income	58.0	90.5	-35.9%
Other expenses	(20.5)	(11.1)	85.3%
Financial income	11.3	15.2	-25.7%
Financial costs	(70.3)	(69.2)	1.6%
Participation in (loss) profit in associates and joint ventures accounted through equity method	4.0	5.5	-26.5%
Exchange rate differences	1.1	(13.3)	-108.3%

Income before income tax	80.3	115.3	-30.3%

Income tax	(27.4)	(26.1)	4.7%

Net income	52.9	89.1	-40.6%

Revenues reached U.S.$ 1,146.0 million during the first quarter of 2016 compared with the U.S.$ 1,206.8 million in the previous quarter, as a result of a decrease in sales volume from our pulp business and wood products businesses, which includes panels and sawn timber. Average prices in our pulp business decreased 5.5% compared to last quarter, while sales volume decreased 4.0%. In our wood products business, average prices decreased 1.1% compared to last quarter, while sales volume decreased 0.9%. The following table shows revenue sales separated by business segment:

In U.S.$ Million	Q1 2016	Q4 2015	QoQ

Pulp(*)	525.8	569.9	-7.7%
Wood Products(*)	591.7	601.5	-1.6%
Forestry	22.3	28.0	-20.7%
Others	6.2	7.3	-15.2%

Total	1,146.0	1,206.8	-5.0%

(*)	Pulp and Wood division sales include energy

4

For the first quarter of the year, cost of sales reached U.S.$ 826.5 million, U.S.$ 20.4 million or 2.4% lower than the U.S.$ 847.0 million obtained in the fourth quarter of 2015. In terms of costs by concept, most concepts, with the exception of Timber and Cost of electricity, decreased. Forestry labor costs declined during this quarter, falling 16.4% or U.S.$ 25.8 million due to less sales volume. Maintenance costs also declined by 14.7% or U.S.$ 12.3 million, mostly because during the fourth quarter there were maintenance stoppages for the Nueva Aldea Mill and the Valdivia Mill, while this first quarter no pulp mills were set for maintenance stoppages.

In U.S.$ Million	Q1 2016	Q4 2015	QoQ

Timber	188.9	130.2	45.0%
Forestry labor costs	131.7	157.5	-16.4%
Depreciation and amortization	87.4	94.5	-7.5%
Maintenance costs	71.8	84.1	-14.7%
Chemical costs	118.0	122.9	-4.0%
Sawmill services	27.8	34.5	-19.2%
Other raw materials and indirect costs	83.0	97.0	-14.4%
Energy and fuel	32.4	37.2	-12.8%
Cost of electricity	11.4	9.5	20.6%
Wage, salaries and severance indeminities	74.1	79.5	-6.8%

Cost of Sales	826.5	847.0	-2.4%

Administrative expenses had an important decrease by 18.3% or U.S.$ 25.3 million, as a result of lower expenses in wages, salaries and severance indemnities. During the previous quarter a provision for performance bonuses was included, and in this quarter there was an adjustment to reflect a lower amount actually paid. Legal and technical advisory fees also declined by 41.6% or U.S.$ 7.1 million.

In U.S.$ Million	Q1 2016	Q4 2015	QoQ

Wage, salaries and severance indemnities	46.3	57.4	-19.3%
Marketing, advertising, promotion and publications expenses	2.3	3.2	-27.1%
Insurance	5.9	6.3	-6.0%
Depreciation and amortization	6.1	5.3	15.3%
Computer services	5.7	8.7	-34.7%
Lease rentals (offices, warehouses and machinery)	3.3	3.5	-5.3%
Donations, contributions, scholarships	2.8	3.3	-14.7%
Fees (legal and technical advisories)	9.9	16.9	-41.6%
Property taxes, patents and municipality rights	3.8	2.4	57.5%
Other administration expenses	26.7	31.1	-14.3%

Administrative Expenses	112.7	138.0	-18.3%

Distribution costs also saw a decline of 11.3% or U.S.$ 14.0 million. During this quarter sales volume decreased in both Pulp and Wood businesses. Also there was a decline of 11.5% or U.S.$ 10.5 million in freight costs, especially in container ships.

In U.S.$ Million	Q1 2016	Q4 2015	QoQ

Commissions	3.5	3.8	-8.0%
Insurance	0.9	0.9	—
Other selling costs	3.1	6.6	-52.5%
Port services	6.4	6.1	5.1%
Freights	80.7	91.2	-11.5%
Other shipping and freight costs	15.5	15.6	-0.1%

Distribution Costs	110.2	124.2	-11.3%

As a percentage, both Administrative expenses and Distribution costs combined were 19.4%, showing an improvement compared to the 22.0% in the previous quarter, and the 20.7% in the quarter before that.

5

During this quarter, Other income fell 35.9% or U.S.$ 32.5 million. This quarter, Gain from changes in fair value of biological assets experienced a drop of 27.7% or U.S.$ 19.3 million due to reclassifications during year-end from our subsidiaries in Uruguay and Brazil. Other operating results also declined 86.7% or U.S.$ 11.59 million, since during the last quarter Arauco acquired the remaining 51.0% of Novo Oeste in Brazil which in turn resulted in a gain.

In U.S.$ Million	Q1 2016	Q4 2015	QoQ

Gain from changes in fair value of biological assets	50.5	69.8	-27.7%
Net income from insurance compensation	1.5	0.0	2871.4%
Revenue from export promotion	0.6	0.5	18.1%
Leases received	0.8	0.6	33.0%
Gains on sales of assets	2.9	2.5	15.3%
Revenue from compensation of judgement	—	3.1	-100.0%
Access easement	—	0.6	-100.0%
Other operating results	1.8	13.4	-86.7%

Other Income	58.0	90.5	-35.9%

In terms of Other expenses, these rose overall 85.3% or U.S.$ 9.4 million. During this quarter, there was a loss due to the sale of our subsidiary Stora Enso Arapoti Indústria de Papel S.A. in Brazil, of which Arauco owned 20%. This was offset by a decrease in impairment provision of property, plant and equipment and others of U.S.$ 5.1 million.

In U.S.$ Million	Q1 2016	Q4 2015	QoQ

Depreciation	0.3	0.4	-17.6%
Legal payments	1.3	1.0	21.5%
Impairment provision property, plant and equipment and others	0.9	8.6	-89.3%
Plants stoppage operating expenses	1.5	1.0	51.6%
Project expenses	—	0.1	-100.0%
Loss of assets	0.2	(0.3)	—
Forestry Fire Losses	—	(0.1)	-100.0%
Other taxes	1.9	1.7	11.0%
Research and development expenses	0.6	3.4	-83.6%
Compensation and eviction	0.2	0.2	25.8%
Fines, readjustments and interest	0.2	0.1	8.6%
Loss (gain) from subsidiary sales	10.4	—	—
Other expenses (donations, repayments insurance)	3.1	(0.7)	—

Other expenses	20.5	11.1	85.3%

Foreign exchange differences showed a gain of U.S.$ 1.1 million, which is a U.S.$ 14.5 million difference when compared to the last quarter of 2015, that had a loss of U.S.$ 13.3 million. During this quarter the Chilean peso appreciated 5.7% and the Brazilian real 11.8%, which positively impacted our receivables and cash positions in domestic currencies. This was partially offset by the Argentine peso, which has kept its depreciating trend, depreciating by 13.1% during this quarter and negatively impacting our receivables and cash balance in Arauco Argentina.

6

ADJUSTED EBITDA

Adjusted EBITDA for the first quarter of 2016 was US$ 251.8 million, 12.9% or US$ 37.3 million lower than the US$ 289.1 million reached during the previous quarter. In terms of Adjusted EBITDA by business, during the first quarter of the year, we had a decline in our pulp and wood divisions of 4.7% and 21.1% respectively, partially offset by a 1.9% increase in our forestry division.

Adjusted EBITDA for the first quarter of 2016 was lower by 22.6% or US$ 73.6 million when compared with the US$ 325.4 million reached in the same period of 2015.

In U.S. Million	Q1 2016	Q4 2015	Q1 2015	QoQ	YoY

Net Income	52.9	89.1	85.7	-40.6%	-38.2%
Financial costs	70.3	69.2	68.2	1.6%	3.1%
Financial income	(11.3)	(15.2)	(10.5)	-25.7%	7.9%
Income tax	27.4	26.1	40.9	4.7%	-33.0%

EBIT	139.3	169.2	184.3	-17.7%	-24.4%

Depreciation & amortization	94.6	101.3	94.7	-6.6%	-0.2%

EBITDA	233.8	270.5	279.0	-13.6%	-16.2%

Fair value cost of timber harvested	69.5	75.2	73.9	-7.5%	-5.9%
Gain from changes in fair value of biological assets	(50.5)	(69.8)	(46.8)	-27.7%	7.9%
Exchange rate differences	(1.1)	13.3	7.9	-108.3%	-114.1%
Others (*)	0.0	(0.1)	11.4	-100.0%	-100.0%

Adjusted EBITDA	251.8	289.1	325.4	-12.9%	-22.6%

(*)	Includes provision from forestry fire losses.

7

FORESTRY BUSINESS

The Adjusted EBITDA for our forestry business reached U.S.$ 70.6 million during this quarter, which translates to a 1.9% increase or U.S.$ 1.3 million compared to the previous quarter.

During the first quarter, our forestry production was 5.2 million m3, a 3.2% decrease compared to the 5.4 million m3 produced in the previous quarter. Sales volume also increased by 1.9% from 7.0 million m3 to 7.2 million m3. The decline in production is mainly explained by the decrease in production of our pulp and wood businesses.

During the end of 2015 and during the first quarter of 2016, fires in our forest plantations affected 618 hectares, which is significantly below the five-year average of 5,788 hectares per year.

8

PULP BUSINESS

The Adjusted EBITDA for our pulp business reached U.S.$ 146.9 million during this quarter, which translates to a 4.7% decrease or U.S.$ 7.2 million compared to the previous quarter.

During the first quarter of 2016, short fiber prices continued a downward trend that had started during the fourth quarter. On the other hand, long fiber prices remained moderately stable after the decline during the fourth quarter of 2015. Short fiber prices continue to be pressured downward due to additional supply in markets as well as high inventories of some producers. In particular, Brazilian producers decided during this quarter to decrease their inventory, due to less demand for paper in their local market and a still favorable exchange rate for exports between Brazilian reals and U.S. dollars. Overall, inventories have remained fairly stable, decreasing one day in both fibers compared to the fourth quarter, although there was a surge in inventories from December to January of six days.

In Asia, the price of bleached long fiber was stable and ended the quarter with a U.S.$ 10 or 2% gain. Alternatively, unbleached long fiber suffered a price slump between January and February of approximately 10%, subsequently regaining price and ending the quarter at similar levels to bleached long fiber. In the case of short fibers, prices showed a deterioration in of U.S.$ 50 or 8.5% during the first quarter of 2016. Nevertheless, signs of improvement are starting to show, indicating that minimum levels are being promptly reached. The Chinese New Year, a seven-day holiday, also decreased demand during February. The rest of Asia follows Chinese prices trends, although some markets such as Korea have started to face more competition from non-traditional markets, adding further pressure to prices.

In European markets, high inventory levels in short fiber caused price discounts of U.S.$ 60 or 8%. Brazilian producers looking to lower their inventories at favorable exchange rates, focused their exports to European markets, where they have better logistics. Conversely, long fiber prices remained stable, with no significant variances during the quarter.

The Middle East also saw a decline in short fiber prices due to an oversupply from producers who sold surplus volumes in these markets in order to try to release price pressures from Europe and China.

In Latin America, Brazil was the most negatively affected, with a decline in demand for pulp for the production of paper and fluff for the production of absorbent products.

Unitary costs for bleached softwood pulp decreased 6.4%, while unbleached softwood pulp decreased 4.7% during this quarter. There were no scheduled maintenance stoppages during this quarter. Our Arauco Mill had a two-week stoppage due to a failure in the effluent system. Hardwood pulp costs remained stable, increasing 0.02% in comparison to last quarter.

Pulp production remained fairly stable, with a 1.5% increase from the fourth quarter of 2015. Arauco aims to maintain its production at optimum levels in order to remain competitive in costs. On the other hand, sales volume varies with market conditions, which this quarter caused a decrease of 4.0%.

9

WOOD PRODUCTS BUSINESS

The Adjusted EBITDA for our wood products business, which includes panels and sawn timber, reached U.S.$ 63.4 million during this quarter, which translates to a 21.1% decrease or U.S.$ 17.0 million compared to the previous quarter.

Our wood products business overall decreased in production due to less demand. However, markets are already showing signs of a trend turnover from a negative to a positive trend.

For sawn timber, less demand and some work stoppages decreased sawn timber production by 4.7% compared to last quarter. Despite these setbacks, the market tendency has shown sign of reverting, which will probably be evidenced more fully during the second quarter of this year. Market demand has also shown an increase in momentum. In Asia, there was an increase in demand for wood for packaging, and we have been able to increase prices for our products, especially in Korea and Japan. Demand for wood packaging also increased in the Middle East, but prices increases have come at a slower pace. The moldings market continues to remain dynamic in North America, although prices have decreased due to the effect of Brazilian producers in this market.

In the panels market, there has been in general a greater supply of MDF, leading to production adjustments in our mills in Chile, Argentina, and Brazil. In North America, MDF prices have also declined due to more competition from Brazil and Canada. Due to seasonality in the Northern Hemisphere, however, demand has increased. In Mexico, despite the startup of a new panel mill, Arauco has been able to maintain sales levels in MDF and melamine.

Due to less competitiveness in Argentina’s exports, everything produced locally was sold within the country, in turn forcing lower production. This, added with the fact that more imports from Brazil are also reaching the market, has led to less production in this country. The rest of Latin America has shown signs of recovery compared to last quarter, which has enabled an overall increase our volume sales in this region.

10

CAPITAL EXPENDITURES

US$ Million	Q1 2016	Q4 2015	Q1 2015	YTD 2016	YTD 2015

Cash flows used to purchase in associates	—	10.1	—	—	—
Other cash payments to acquire interests in joint ventures	—	0.8	—	—	—
Purchase of sale of property, plant and equipment	79.7	62.5	63.2	79.7	63.2
Purchase and sales of intangible assets	0.5	7.5	0.9	0.5	0.9
Purchase of other long-term assets	36.8	2.7	30.7	36.8	30.7

Total Capex	117.0	83.5	94.8	117.0	94.8

During this quarter, capital expenditures increased by U.S.$ 33.4 million or 40.0% compared to the fourth quarter of 2015. In Chile, there were purchases of machinery for U.S.$ 62.1 million, as well as a purchase of biological assets for U.S.$ 28.6 million. We are currently constructing a new water treatment plant at the Arauco Mill, which is the only major expansion project we are undertaking at the moment. The current CAPEX levels mostly represent sustaining business investments. The Sonae Arauco joint venture is currently working on the completion of all conditions precedent, hence the cash transaction has not occurred yet, and most likely will be recorded in next quarter’s CAPEX.

11

FREE CASH FLOW

During this quarter, cash provided by operating activities increased U.S.$ 61.5 million, mainly due to a decrease in payments of suppliers and personnel. Cash used by investment activities increased due to an increase of U.S.$ 34.2 million in capital expenditures during this quarter. In addition, cash provided by financing activities during this quarter was U.S.$ 35.5 million, as compared to U.S.$

41.8 million used last quarter. This difference is primarily because dividends were paid during last quarter. Furthermore, there was an increase in proceeds from borrowings, mainly from pre export loans, of which U.S.$ 90.0 million are still outstanding, due at the end of June.

US$ Million	Q1 2016	Q4 2015	Q1 2015

Adjusted EBITDA	251.8	289.1	325.4
Working Capital Variation	27.7	(51.0)	4.1
Interest paid and received	(68.4)	(29.0)	(72.5)
Income tax paid	(13.3)	(23.8)	(13.6)
Other cash inflows (outflows)	29.4	(19.7)	(32.3)

Cash from Operations	227.2	165.6	211.1

Capex	(117.0)	(83.5)	(94.8)
Proceeds from investment activities	2.3	2.6	(2.4)
Other inflows of cash, net	1.2	(0.3)	1.8

Cash from Investment Activities	(113.4)	(81.2)	(95.4)

Dividends paid	—	(43.9)	—
Other inflows of cash, net	(0.4)	0.1	(0.4)

Cash from (used) in financing activities - Net of proceeds and repayments	(0.4)	(43.9)	(0.4)

Effect of exchange rate changes on cash and cash equivalents	(6.6)	(14.6)	(4.1)

Free Cash Flow	106.8	26.0	111.1

12

FINANCIAL DEBT AND CASH

Arauco’s consolidated financial debt as of March 31, 2016 reached US$ 4,387.9 million, an increase of 1.9% or US$ 82.5 million when compared to December 31, 2015. Our consolidated Net Financial Debt decreased 1.6% or US$ 60.2 million when compared with December 2015.

Our leverage, measured as Net Financial Debt/ LTM Adjusted EBITDA, varied marginally compared to last quarter, increasing from 3.0 times to 3.1 times. Despite our effort to continue deleveraging, this effort was offset by the decrease in Adjusted EBITDA, which in turn negatively impacted this ratio.

US$ Million	March 2016	December 2015	March 2015

Short term financial debt	360.9	291.8	752.2
Long term financial debt	4,027.0	4,013.6	4,225.9

TOTAL FINANCIAL DEBT	4,387.9	4,305.4	4,978.1

Cash and cash equivalents	642.7	500.0	1,040.9

NET FINANCIAL DEBT	3,745.2	3,805.4	3,937.2

(*)	UF is a Chilean monetary unit indexed to inflation. This portion does not consider the effect of debt in UF swapped to U.S. dollars.

13

Financial Debt Profile

During this year, bank obligations (which include accrued interest) sum up a total of U.S.$ 270.5 million, which include the following maturities: U.S.$ 134.6 million in loans of Montes del Plata, U.S.$ 11.4 million in our Brazilian subsidiaries and U.S.$ 33.3 million in leasings from Chile. Bank amortizations also include two export financing loans for a total of U.S.$ 90.0 million which mature at the end of June 2016. The remaining years have not undergone any major changes in financial obligations as compared to the previous quarter.

*	Short term debt includes accrued interest

Cash

Our cash position was U.S.$ 642.7 million at the end of the first quarter, which is a U.S.$ 142.7 million or 28.5% increase compared to the end of the fourth quarter of 2015. This increase was primarily because of the accumulation of cash for future payments during the following months, namely tax payments during April, dividend payments during May, and the payment of Sonae Arauco scheduled for the second quarter of this year.

14

FINANCIAL STATEMENTS

Income Statement

US$ Million	Q1 2016	Q4 2015	Q1 2015

Revenue	1,146.0	1,206.8	1,277.1
Cost of sales	(826.5)	(847.0)	(860.5)

Gross profit	319.5	359.8	416.6

Other income	58.0	90.5	55.5
Distribution costs	(110.2)	(124.2)	(126.6)
Administrative expenses	(112.7)	(138.0)	(128.5)
Other expenses	(20.5)	(11.1)	(25.5)
Financial income	11.3	15.2	10.5
Financial costs	(70.3)	(69.2)	(68.2)
Participation in (loss) profit in associates and joint ventures accounted through equity method	4.0	5.5	0.6
Exchange rate differences	1.1	(13.3)	(7.9)

Income before income tax	80.3	115.3	126.6

Income tax	(27.4)	(26.1)	(40.9)

Net income	52.9	89.1	85.7

Profit attributable to parent company	52.2	86.6	84.9
Profit attributable to non-parent company	0.7	2.5	0.8

15

Balance Sheet

US$ Million	Q1 2016	Q4 2015	Q1 2015

Cash and cash equivalents	642.7	500.0	1,040.9
Other financial current assets	21.8	32.2	10.1
Other current non-financial assets	152.8	134.0	182.0
Trade and other receivables-net	684.4	733.3	720.4
Related party receivables	8.7	3.1	4.7
Inventories	914.0	910.0	908.3
Biological assets, current	308.9	306.5	265.0
Tax assets	75.2	64.1	39.4
Non-Current Assets clasiffied as held for sale	3.4	3.2	8.0

Total Current Assets	2,811.8	2,686.4	3,178.8

Other non-current financial assets	0.8	0.6	3.1
Other non-current and non-financial assets	126.8	125.5	100.0
Non-current receivables	14.5	15.3	159.8
Investments accounted through equity method	264.4	264.8	293.6
Intangible assets	86.8	88.1	89.2
Goodwill	72.2	69.5	75.5
Property, plant and equipment	6,912.0	6,896.4	6,984.9
Biological assets, non-current	3,569.5	3,520.1	3,523.4
Deferred tax assets	3.9	3.7	153.1

Total Non-Current Assets	11,050.9	10,984.0	11,382.6

TOTAL ASSETS	13,862.7	13,670.4	14,561.4

Other financial liabilities, current	365.5	296.0	755.3
Trade and other payables	572.6	583.0	638.0
Related party payables	5.9	7.1	5.7
Other provisions, current	0.8	0.9	2.1
Tax liabilities	6.4	11.0	29.6
Current provision for employee benefits	5.0	4.5	3.6
Other non-financial liabilities, current	160.8	131.7	182.7

Total Current Liabilities	1,116.9	1,034.3	1,617.0

Other non-current financial liabilities	4,190.1	4,237.0	4,368.7
Other provisions, non-current	35.3	34.5	60.4
Deferred tax liabilities	1,637.7	1,619.0	1,749.7
Non-current provision for employee benefits	57.7	51.9	48.0
Other non-financial liabilities, non-current	54.8	47.2	48.0

Total Non-Current Liabilities	5,975.7	5,989.7	6,274.7

Non-parent participation	40.7	37.7	42.0

Net equity attributable to parent company	6,729.4	6,608.7	6,627.7

TOTAL LIABILITIES AND EQUITY	13,862.7	13,670.4	14,561.4

16

Cash Flow Statement

US$ Million	Q1 2016	Q4 2015	Q1 2015

Collection of accounts receivables	1,308.4	1,362.8	1,398.0
Collection from insurance claims	0.0	0.0	3.0
Other cash receipts (payments)	129.1	83.1	113.3
Payments of suppliers and personnel (less)	(1,125.7)	(1,224.9)	(1,221.7)
Interest paid and received	(68.4)	(29.0)	(72.5)
Income tax paid	(13.3)	(23.8)	(13.6)
Other (outflows) inflows of cash, net	(2.9)	(2.6)	4.6

Net Cash Provided by (Used in) Operating Activities	227.2	165.6	211.1

Capital Expenditures	(117.0)	(83.5)	(94.8)
Other investment cash flows	3.6	2.3	(0.6)

Net Cash Provided by (Used in) Investing Activities	(113.4)	(81.2)	(95.4)

Proceeds from borrowings	208.5	31.9	26.3
Repayments of borrowings	(172.6)	(86.7)	(67.7)
Dividends paid	0.0	(43.9)	0.0
Other inflows of cash, net	(0.4)	0.1	(0.4)

Net Cash Provided by (Used in) Financing Activities	35.5	(98.7)	(41.8)

Total Cash Inflow (Outflow) of the Period	149.3	(14.2)	73.8

Effect of exchange rate changes on cash and cash equivalents	(6.6)	(14.6)	(4.1)
Cash and Cash equivalents at beginning of the period	500.0	528.9	971.2

Cash and Cash Equivalents at end of the Period	642.7	500.0	1,040.9

17

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: June 13, 2016	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer